digital consumers co-creation self-service personalization
growth momentum smart sourcing emerging economies innovation hubs
social contracts sustainable tomorrow green innovation resource efficiency
adaptability simplification collaboration smarter organizations
new commerce micro payments mobility inclusiveness
cloud-based computing intelligence pervasive computing sensor networks
affordability healthcare economy prevention patient-centric

Building tomorrow's enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Additional Information 2009-10

Contents

Awards for Excellence 2009-10

If you are going to achieve excellence in big things, you develop the habit in little matters. Excellence is not an exception, it is a prevailing attitude. – Colin Powell

Excellence is as much a journey as a destination. At Infosys, it has been an extremely rewarding journey so far. The abundance of talent within the organization provides opportunities to set excellence goals for our employees and thus puts us ahead of our competition and earn the trust and confidence of our stakeholders. The Infosys Awards for Excellence recognizes the vision, virtuosity and hard work of those who have enriched us with their contributions. The Awards for Excellence, 2009, were given at the organizational and regional levels.

Organizational Level

Account Management - Large

The Band of Achievers Team

Anand Iyer
Dhinakaran Rajagopal
Narayana Prasad Shankar
Pawan Nanda
Prakash Madhavan
Praveen Gulabrani
Raghav Agarwal
Vivek Kumar

Account Management – Small

Managing Account for an Aircraft Component Supplier

Bhanuprakash Mandyam Dhati
Bharath R. A.
Jaismon Emmanuel
Pavan Gupta
Sagar Chavan
Senthil Kumar P. B.
Sudev P. P.
Sundaresan Poovalingam

Brand Management

The Infosys BPO Marketing Team

Abhishek Gupta
Arnab Boral
Pranay Juyal
Purnima Menon
S.P Madan Gopal
Sarin Gopinath Menoky

Client Delight

Infosys as a Partner in Progress for a Retail Client in U.S.

Anoop Jacob Thomas
Biju Nambisan
Gaurav Saini
Jeena Nair
Manjunadh Madhavan
Mayank Ranjan
Ramakrishnan Parameswaran
Ravindra Shukla

Web Enablement of Order Management for a Retail Client in U.S.

Abdul Jameel Abdur Rahman
Arghanil Mukhopadhyay
Gopalakrishnan Kalyanaraman
Kapil Khanduja
Krishna K. V.
Naveen Jayaraman
Prabha Shankar Kannusamy
Shakeela Banu Shujaath Ali

Department Management

The Quality Department

Development Center Management (Large)

The Mysore Development Center

Development Center Management (Small)

The Mangalore Development Center

Excellence in Projects - Project Execution Excellence

NetVIEW: Maintenance & Support for a Telecom Client

Manish Gupta
Neelam Bagnial
Rajesh Sharma
Ruchi
Sanjay Kumar Singh
Sarabjeet Singh
Shweta Arora

OneSource Development for a Quality Assurance Provider

Ganesh Babu Musalimadugu
Indira Krishnamurthi
Krishna Dhanapal
Prasenjit Ghosh
Rahul Goyal
Ravi Kiran Atluri
Sachin Gupta
Satya Janaki Rajesh Thota
Sridevi Srirangan
Varaha Venkata Ramana Hema Palla

Excellence in Projects - Technology Excellence

Smart-card Enabled Financial Inclusion - Finacle Product

Gopinath Krishnamoorthi
Kiran K. S. R.
Sindu Sujith

Infosys Champions - Domain Champion

Satish Swaminathan

Infosys Champions - Technology Champion

Jai Ganesh

Innovation - Initiatives

Infosys iProwe

Ajay Arvind Kolhatkar
Jai Ganesh
Navin Kasa
Shaurabh Bharti
Shridhar Gangadhar Karandikar
Shrirang Prakash Sahasrabudhe

Innovation - Thought Leadership

Applying Innovative Lean Methodology in Software Maintenance Lifecycle

Ashutosh Saxena

Internal Customer Delight

Delivery Risk Management Group

Amol Barbare
Madhusudan Banavati
Puspamitra Mishra
Srividhya Velarcaud Srinivasan
Subrata Goswami
Vasudevan V. R.

The PRIMA Awards Team

Akhila Ramachandran Jha
Mosesraj R.
Priya Makesh Sundaram
Supratim Mandal
Teja Lakshmi N
Tharanian Mahendran

People Development

The Collaborative Engineering Competency Development Team in PLES

Shivakumar Jayappa Addamani
Sriranga Ramanuj Acharya K. N.
Sumana YS
Swetha VC
Victor Sundararaj

Program Management

Application Support and Maintenance for Specialty Retailer

Anil Kumar B.
Anusheel Gupta
Deepanjan Deb
Kumaravelu Arumugam
Nadish Dutt
Namita Kumar Shettigar
Prasanna Kumar Kotha
Sivasankar Stalin
Srikanth Krishna
Srinivasa N. Karanth

Quote-to-Cash Transformation Program for an Oil Field Services Customer

Abhishek Saxena
Amit Gupta
Anand S. Nair
Ashish Kumar Tewary
Gopikrishna P. Y.
Jagdish Mahendra Majethiya
Raghavendra D. Rao
Ranjeet Kumar Jha
Sandeep Garg
Sriram Sundararajan

Sales Management

Successful AMS Pursuit at a Global Mining Company

Guhan Kumaran
Krishnan Subramanian
Nitin S. Baravkar
Paul Elliott Rummell
Seshadri Parthasarathy
Sri Kiran Kona
Srinivasan Raghavan
Umashankar Malapaka

Systems and Processes

IFRS Implementation

Amarnath R. R.
Gargi Ray
Geetika Arora
Tushar Poddar

The Infosys Code Champion Contest

Bhabani Sankar Pattanayak
Kishore Gopinath
Kylash Viswanathan

The Infosys Customer Satisfaction Survey (2009)

The Banking and Capital Markets (BCM) Unit

The Infrastructure Management Services (IMS) Unit

The Infosys Internal Partnership Survey (2009)

The Corporate Marketing Department
The Security Department

Unit Management

The Banking and Capital Markets (BCM)

The Retail, CPG, Logistics (RETL)

Special

Program Management - Special Prize

The CSAT Program Management Team

Ajeet Kumar
Ashok Vemuri
Ashoka K. R.
Ganapathy Subramanian Venugopal
Nirmalya Barua
Satyendra Kumar
Sounder Rajan Nagarajan

The iRACE PMO Team

Abhay M. Kulkarni
Chandra Shekar Kakal
Deepa Eknath Badi
Eshan Joshi
Musukota Raja Shekhar Reddy
Nandita Mohan Gurjar
Shradha Prakash
Smitanjali Indira Priyadarshini
Smitha Murthy G.
Subhash B. Dhar
Sudipta Chandra
Sushanth Michael Tharappan
Tarang S. Puranik

Regional Level - First

Client Delight

Admin IT Program for A Leading IT Major in U.S.

Amit Kaistha
Avadhanulu K. P. V. K. S. N.
Geethapriya Shunmugam
Girikumar Srinivasan
Raghu Ram P. V. N.
Sanjeev Gupta
Srinivasan Kale
Venkatesh R. L.

Multi-channel E-Commerce Transformation for a Retail Client in U.S.

Arun Balaji Aravamudhan
Balaji Venkatesan
Dhanyaja C.
Gautam R. K.
Nithya Radhakrishnan
Sadish Inbasekaran
Shikha Goyal
Shovon Mukherjee

Excellence in Projects - Project Execution Excellence

Application Support for a Telecom Client in U.S.

Ashwini Kumar Chauhan
Bhargava Subramanya Marur
Jayendran M. S.
Nikhil Prabhakar
Parnika Roychoudhury
Phani Manohar Thondoti
Ramana Murty Venkata Kurella
Shivkumar B.
Sudhakar Viswanathan
Venkata Krishnan K

Development of Integrated Supply Chain for a Retail Client in U.S.

Devashish Anath Das
Ganapathi Bhat Balike
Krishna Murthy Raghavulu
Leo George
Lishar Thazhath Peedikayil
Narayana Bhat T.
Sandhya Shankar Bhat
Sangamesh Bagali
Sarvesh Somasundar Arleri
Sunil Kalarikkal Subramanian

Development of Trip Bidding Application for a Retail Client in U.S.

Amit Goyal
Deepak Gupta
Ketan Chunchanur
Praveen G. Nair
Raghavendra Kumar Bachu
Rahul Kurup Kaitheri
Saritha Anni Thomas
Somraj Seal
Sridevi Chatta
Vipul Gokal Bhai Gorasiya

Digital Media Vendor Management System Upgrade for a Digital Lifestyle and Consumer Electronics Company

Anindya Bhattacharya
Debashis Pradhan
Deepak Patnaik
Lakshmi Narayan Rath
Nirmalya Patra
Prasenjit Paul
Subhankar Paul

End to End Management of a Data Integration & ETL Product for a Software Corporation in U.S.

Abhay Kumar Jha
Amit Kumar Garnaik
Debabrata Mukherjee
Debabrata Pal
Debashis Tripathy
Narayan Mahapatra
Sivasish Sagar Das
Sourav Das
Subhashish Mohapatra
Tushar Mehta

Implementing Equity Credit Opportunity Act for a U.S. Bank

Anita Sharma
Deepak N. Belavadi
Jayant Arun Mehta
Murugan B.
Praveen Kumar Munikoti
Rupa Ranjan
Sitangshu Supakar
Smitha Mariam George
Thomas Sebastian

Maintaining Service Fulfillment Platform for a Telecom Client

Dayakar Onteru
Krishna Kambhampati
Mudit Jain
Naveen Kumar L.
Perumal M. A.
Prashant Satyarthi
Ravi Meenakshi
Shanthakumari Murugan
Tejbir Singh
Vipul Trivinder Bhatt

Network Test Factory Project for a Telecom Client

Anunay Kumar
Anup Kumar
Dinesh Kumar Duraisamy
Nithin Jose
Sanjay Kumar Misra
Saurabh Pandey
Shaijo Mohan
Sourabh Pandey
Sri Harsha Thota
Syeda Irrum Shabbir

Oracle R12 Implementation for Automotive Major in U.S.

Amit Srivastava
Jignesh Rasikbhai Ranpara
Kaushik Sivakumar
Nikhil Kumar
Rajeev Kumar Jain
Ratnaprasad I.
Sanjay Joshi
Sanjay Pinto
Simanta Datta
Suraj George Jacob

Re-engineering for Policy Entry and Reporting System for a Health Insurance Client in U.S.

Amit Kumar Pattnaik
Debashis Rath
Devidutta Rabindra Nath Mohanty
Rupesh Kumar Singh
Sanjeeb Kumar Mohanty
Satya Ranjan Nanda
Shreedhar Sahoo
Tapas Mishra

Smart Radio Frequency Price Integrity for a Retail Client in UK

Abhinay Rale
Anuj Vohra
Gurpreet Singh Narula
Kamal Sharma
Navpreet Kaur Randhawa
Neeraj Yadav
Niklesh Dubey
Satvir Singh Arora
Shilpa Rastogi

Excellence in Projects - Technology Excellence

Aircraft Floor Beam Design Using Sketch Based Algorithm for an Aero Client

Guhanathan Sivagurunathan
Laxmi Prasanna
Rohit Agrawal

Infosys Champions - Domain Champion

James Talcott Wilson
Shomen Arun Banerjee

Infosys Champions - Technology Champion

Anjaneyulu Pasala
Atul Gupta
Prashanth Govindaiah

Innovation - Initiatives

Agile IT - Do More with Less

Amit Sahakundu
Chandrakanth Desai
Purushotham K.
Radhakrishna S.
Shyam Sundar V.
Vijayeendra S. Purohit

iCare Proton

Asit Anil Karapurkar
Aslamkhan Pathan
Gaurav Bhagwat
Gaurav Vijaykumar Deshmukh
Ronald Lyle Ramsey
Yogesh Vishvanath Patil

Internal Customer Delight

The Infosys Tools Deployment Team

Amit Gulati
Krishna Kanth B. N.
Naresh Balaram Choudhary
Sandeep Chauhan
Srinivasa Sujit Rao
Vasudeva Murthy Niranjan

The Mysore Accommodation Team

Sudhir Ramnath

People Development

C3 Initiative - People Development for a Retail Major

Arunima Sen
Ashok Vishwanath
Deepak Gupta
Prabhat Khare
Sridevi Chatta
Suneetha Chittamuri

Global Education Center

Bhargava Sastry
Biligiri Ranga
Manjunatha Sathyanarayana
Sanjay Kumar S.
Shyam Sundar M. G.
Sreekumar Vobugari

The PM Elite Team

Avinash G. S.
Balakrishnan M. Sundararajan
Deepa N.
Mosesraj R.
Niranjan Venkatachala
Sarita Atul Bhandari

Social Consciousness

Team Akanksha

Amrita Deo
Basudev Mohanty
Bobby Patnaik
Lipi Das
Manish Kumar Pandey
Nitiv Nigam
Padmalaya Mandhata
Ramakrishna Sahoo
Samir Behara
Sudhansu Mohan Pattnaik

The Green Connect Team

Aruna Chittaranjan Newton
Farhan Mohammed Ali Kalsekar
Hima Kunisetty
Hitesh Sharma
Lavanya Keshavamurthy
Praveen Gupta
Ramesh K. N.
Saif Shamsuddin
Savitha Nayak
Vimalraj Mothiravally

The Infynite Smiles Team

Anil Manappurath Kuttappan
Aunindra Kumar Sinha
Garima Chawla
Muthukareem Mohideen
Nirmala K. V.
Noopur Gulati
Shashidhara Billemane Shivaram
Soundararajan Sarangarajan
Suja Warriar
Vasanth J.

The Pragati (Education for Less Fortunate) Team

Althea Flavia Fernandes
Ananya Bhakat
Baby Shakila Savithri Rengan
Chetana S.
Deep Sen
Hareshkumar Mahadevrao Amre
Jyothsna
Karthic V.
Vinit Goswami

The PRERANA Team

Dheeraj Hejmadi
Dinha Pramila D'Silva
Gopala Krishna Nayak S.
Raviraj Belma
Vasudev Kamath
Vijaya Kumar A.

The Retail Reach Team

Ganapathi Bhat Balike
Govindaprakasha C. H.
Narayana Bhat T.
Praveen Kamath B.
Praveen Kumar K.
Sarvesh Somasundar Arleri
Sunil Kalarikkal Subramanian

The Sneham Team

Anusha N.
Malathi A. Shekar
Rajadurai Pandidurai
Rajagopalan Rajasekaran
Sankara Narayanan Arumugam
Saravanan Babu M.
Shankar R.
Srikanth Ganesan

The SOFTEN Team

Ananth A. S.
Atishree Jindal
Avinash
Bhavya V.
Kameswaran Ramachandran
Nevil Jose Paul
Ramya R. J.
Sayantan Seal
Sheethal Kumar G.
Vivek Gajanan Hanchate

The Sparsh Team

Amit Arun Kulkarni
Anmol Chandrakant Khopade
Archana Dadasaheb Kakade
Kranti Sharad Karandikar
Maheshwar Damojipurapu V. N.
Manjula M. K.
Nishith Jyotindra Trivedi
Ravi Sharma
Sanjay Bipinchandra Pancholi
Tanu Nagpal

Systems and Processes

Reducing Revenue at Risk (RAR)

Harshal Vyankatesh Ghanekar
Prabhat Kaul
Prem Joseph Pereira
Ravi Krishnan Subramony
Santhi Lakshmanan
Shinju Damodaran

SAP Landscape Infrastructure Deployment at IS

Akhilesh Kumar Maurya
Dinesh Krishna
Jitendra Sangharajka D.
Mahendra Batapati Ramareddy
Manish Varma
Muralidhara T. V.

The BrITE Solutions Team

Deepak Rustagi
Krishna Jayanth Pai
Maneesha Gupta
Prakash Viswanathan
Ramakrishnan M.
Saurabh Pandey

The Infosys Code Champion Contest

Amandeep Singh

Value Champion

Pritam Mahapatra

Regional Level - Second

Client Delight

Application Management for a Telecom Client in Europe

Atul Ulhas Vaishampayan
Bibu Elias Punnachalil
Mandar Dilip Shete
Manish Agrawal
Prashanth Paul
Sachin Kumar Sood
Tony Sica
Venu Gopal Ragu

Digital Transformation for a Retail Client in U.S.

Amit Agrawal
Bhaskar Babu K.
Dayananda Hegde
Mohammed Rafi Shaik
Sourajit Das
Vasudevrao M. Deshpande
Veerajith Mahabalappa

Excellence in Projects - Project Execution Excellence

Business Intelligence Reporting for a Financial Services Client in U.S.

Karthik R. Ballakur
Nagaraj M. C.
Naresh Bhusari
Phaniraj S. N.
Pradeep Kumar K. S.
Selvraj G. Kombanaputhenpurayil
Shanmuga Suntharam
Shikha Batra
Sivakumar Ramakrishnan
Suman Chakraborty

Ensuring Data Quality in Enterprise Data Warehouse for a Telecom Client in U.S.

Bhavin Jiteshbhai Turakhia
Chandana Sharadchandra Oak
Joydeep Das
Neetu Kumar
Nitin Bhojraj Subedi
Shrujan Jyotindrabhai Mistry
Sucheta Dileep Chindarkar
Swapna Chintamani Mhaskar
Vishwadeep Singh

IT Support for a Brokerage Application for a Financial Services Client in U.S.

Bo Shen
Elijah Zhu
Helen Gu
Jason Yang
Jesse Zhuang
Lata Venkateswaran Srinivasan
Sathish Gopalakrishnan
Tarun Kumar Srivastava
Xiaozhong Deng

Store Number Expansion for a Pharma Client in U.S.

Abinash Patnaik
Amarandran N.
Arun Gopalakrishnan
Deepak V. Prabhu
Jenson Antony Joseph
Manu A. V.
Mustaq Mohamed M.
Sree Sankar S. A.

Testing of Data Warehouse Application for Major Global Provider of Electronic Components and Computer Products

Anuradha Amudalapalli
Kishan Kameswar Anivilla
Puneet Chowdhary
Ravi Shyam Lakkaraju
Sanju Venkata Satya Ammu
Vimal Sankar Sarachandran Nair
Maheswari Amma
Vinesh Chiliveru

VB to .NET Migration for an Insurance Client in U.S.

Amitava Chakrabarti
Balaji Krishnamachary Iyengar
Kiran Pantham
Navneet Agarwal
Pandian S.
Ravishankar Shetty
Santosh B. Mantri
Saurabh Kumar Bhagat
Sumesh Velukkara Sasidharan
Vittal Kurpet Panduranga Setty

Excellence in Projects - Technology Excellence

Mortgages Front End for a Banking Client in UK

Hari Shankar B. G.
Jacob M. Jacob
Sachin Satish Malvadkar

Product for Treating Sleep Apnea for a Medical Equipment Manufacturer

Kadukuntla Rajashekhar
Krishna Markande
Nikhil Gajanan Bhave

Infosys Champions - Domain Champion

Vipin Kumar

Infosys Champions - Technology Champion

Kiran K. S. R.
Ramakrishna Rao D. T. V.
Sudhanshu Madhaorao Hate

Innovation - Initiatives

Applying Innovative Lean Methodology in Software Maintenance Life Cycle

Indira Krishnamurthi
Pawan Chitturu
Prasenjit Ghosh
Rahul Goyal
Sovan Sunil Panda
Srinivasan Raghavan

The Infosys Sales Effectiveness Center Team

Mehul Kanaiyalal Sanghavi
Mukul Gupta
Narayanan Gopinathan
Padma Kumar
Sunil Jose Gregory
Vikas Singhai

The Value Realization Method Team

Ben Hoster
Jack Keen
Mahesh Raghavan
Santosh Subramanian Iyer
Saurabh Agrawal
Sharad Elhence

Internal Customer Delight

Culture of Innovation

Aruna Chittaranjan Newton
Nidhi Dhanju
Rajeswari Murali

The InfySwift Workgroup

Krupa R Chakravarthy
Niaz Ahmed Syed
Rajat Sen
Satish Grampurohit
Srinivas J.
Srinivasan Hariharan

The Quality Team for BCM Unit

Anand V.
Anju Nampoothiri Krishnan
Bibhash Kumar Saha
Jayeeta Dutta
Nitin Baburao Mahadar
Sumathi Thangaraj

The Quality Team for ES Unit

Balaskandan Thelakkat
Krishna Kambhampati
Nithya Sathyamurthy
Ram Prasad Vadde
Sanjay Ulhas Rajput
Sukrita Prashar

People Development

ES Academy

Anitha Mahadev
Hory Sankar Mukerjee
Jaya Tahalwani
Kalyani Pravin Kulkarni
Shanmuga Priya G.
Vishnu Kiran A. R.

Estimation Competency Development Program (ESTEEM)

Aman Kumar Singhal
Amit Arun Javadekar
Naresh Kumar K.
Satyendra Kumar
Siddharth Sawhney
Subrahmanyam Venkata Ravinuthala

SLA Awareness Team

Bobby John Vadakkel
Janardhanan M.
Janhavi Amit Anturkar
Kujambu Murlidharan Murugesan
Sushil Ramsukh Jethaliya
Vijay Babu Jeyaprakash

Social Consciousness

The Mamata Welfare Society Team

Agniwesh A. Thakur
Anantha Krishnan Karthiban
Brij Bhushan Mishra
Chagla Mohammed Chand Syed
Kankanala Sundeep Reddy
Manoj Bhalchandra Bhangale
Rama Murthy Prabhala
Rambabu Sampangi Kaipa
Richard Franklin Chinnamallela

The MFGBHU1 Social Consciousness Team

Akshaya Kumar Satpathy
Amol Oberoi
Arunava Banerjee
Prabhat Kumar Das
Samir Behara
Sandeep Nayak
Suraj Kiran Dash
Vamsi Krishna Vankayala

The PRAYAAS Team

Abhishek Goyal
Ashish Bansal
Gurnimrat Kaur
Harneet Singh Chitkara
Hemant Bagai
Madhur Dewan
Rahul Gambhir
Sumit Goyal
Vartika Bhatnagar
Vineet Zutshi

The Race for Life 2009 Team

Divyasri Vijayakumar
Geeta Hirani
Hema Prem
Hemlata Patel
Kim Marguerite Husbands
Margaret Joyce
Sauming Pang
Saumya Hebbar
Sudipa Gupta
Yasmin Juhoor

The Sanjeevani Team

Anoop Alex Koshy
Girish Viswanathan
Hema G.
Jeslin Tibinet V. A.
Jinson Punnackal Kuruvilla
Ravi Ganapathy
Sabarinath Varayalil
Sankar Satish
Sreejith B.
Vinod Gopalakrishnan

Systems and Processes

Reducing Cost of Procurement for ITL Buy

Anindya Baidya
Kunal Kant
Ravi Panchanadan

The e-Joining Implementation Team

Avik Roy
Jai Prakash R.
Nanjappa Bottolanda Somanna
Radhakrishna S.
Shilpa Milind Aphale
Sujal Bhupatray Shah

The eSCM Level 5 Implementation and Certification Team

Baiju Chiramkara Variyam
Binay Kumar Behera
Mauram Madhukar Reddy
Rama Mohan Venkata Kadayinti
Srinivas S
Uday Babusingh Chouhan

The Infosys Tools Deployment Team

Amit Gulati
Anupama Kemparamaiah
Lavanya Sadanandam
Naresh Balaram Choudhary
Prabhat Ranjan Kumar
Srinivasa Sujit Rao

The Infosys Code Champion Contest

Arun Kumar Jayaraman

Value Champion

Maheshwar Damojipurapu V. N.

Auditors' Report to the Members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March 2010, the Profit and Loss account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditors' Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e) on the basis of written representations received from the directors, as at 31 March 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2010 from being appointed as a director in terms of Section 274(1)(g) of the Act;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

   (ii) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April, 2010

ANNEXURE TO THE AUDITORS' REPORT

The Annexure referred to in our report to the members of Infosys Technologies Limited ('the Company') for the year ended 31 March 2010. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular program of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this program, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering Information Technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was Rs. 479,379,292 and the year-end balance of such loans amounted to Rs. 477,018,368. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under Section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loan granted to the body corporate listed in the register maintained under Section 301, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act. Accordingly, paragraph 4(iii)(d) of the Order is not applicable.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs. five lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.

(vii) In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209 (1)(d) of the Act for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2010 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Income tax, Service tax, Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. *However, according to information and explanations given to us, the following dues of sales tax have not been deposited by the Company on account of disputes :*

Name of the statute	Nature of dues	Amount (Rs)	Period to which the amount relates	Forum where dispute is pending
KVAT Act, 2003	Sales tax, interest and penalty demanded	245,343,982[1]	April 2005 to March 2009	High Court of Karnataka
Central Sales Tax Act, 1956	Sales tax demanded	3,112,450[1]	April 2007 to March 2008	High Court of Andhra Pradesh

[1] Net of amounts paid.

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society. Accordingly, paragraph 4(xiii) of the Order is not applicable.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.

(xvi) The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.

(xvii) The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act. Accordingly, paragraph 4(xviii) of the Order is not applicable.

(xix) The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.

(xx) The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April, 2010

Balance Sheet

As at March 31,

in Rs. crore

	Schedule	2010	2009
SOURCES OF FUNDS			
SHAREHOLDERS FUNDS			
Share capital	1	287	286
Reserves and surplus	2	21,749	17,523
		22,036	17,809
DEFERRED TAX LIABILITIES	5	232	37
		22,268	17,846
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		6,357	5,986
Less : Accumulated depreciation and amortization		2,578	2,187
Net book value		3,779	3,799
Add : Capital work-in-progress		409	615
		4,188	4,414
INVESTMENTS	4	4,636	1,005
DEFERRED TAX ASSETS	5	313	139
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	3,244	3,390
Cash and bank balances	7	9,797	9,039
Loans and advances	8	3,888	3,164
		16,929	15,593
Less: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	1,763	1,507
Provisions	10	2,035	1,798
NET CURRENT ASSETS		13,131	12,288
		22,268	17,846
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note: The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached.
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Profit and Loss account

For the year ended March 31,

in Rs. crore, except per share data

	Schedule	2010	2009
Income from software services and products		21,140	20,264
Software development expenses	11	11,559	11,145
GROSS PROFIT		9,581	9,119
Selling and marketing expenses	12	974	933
General and administration expenses	13	1,247	1,280
		2,221	2,213
OPERATING PROFIT BEFORE DEPRECIATION		7,360	6,906
Depreciation		807	694
OPERATING PROFIT		6,553	6,212
Other income, net	14	910	504
Provision for investments		(9)	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		7,472	6,714
Provision for taxation (refer to Note 23.2.11)	15	1,717	895
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		5,755	5,819
Income on sale of investments, net of taxes (refer to Note 23.2.26)		48	–
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		5,803	5,819
Balance Brought Forward		10,305	6,642
Less : Residual dividend paid		–	1
Dividend tax on the above		–	–
		10,305	6,641
AMOUNT AVAILABLE FOR APPROPRIATION		16,108	12,460
Dividend			
Interim		573	572
Final		861	773
Total Dividend		1,434	1,345
Dividend tax		240	228
Amount transferred to general reserve		580	582
Amount transferred to capital reserve		48	–
Balance in Profit and Loss account		13,806	10,305
		16,108	12,460
EARNINGS PER SHARE			
Equity shares of par value Rs. 5/- each			
Before exceptional item			
Basic		100.37	101.65
Diluted		100.26	101.48
After exceptional item			
Basic		101.22	101.65
Diluted		101.10	101.48
Number of shares used in computing earnings per share[1]			
Basic		57,33,09,523	57,24,90,211
Diluted		57,39,49,631	57,34,63,181
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Notes : The schedules referred to above are an integral part of the Profit and Loss account.

[1] *Refer to Note 23.2.19*

As per our report attached.
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Cash Flow statement

For the year ended March 31,

in Rs. crore

	Schedule	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax and exceptional item		7,472	6,714
Adjustments to reconcile net profit before tax to cash provided by operating activities			
Provision for investments		(9)	–
Depreciation		807	694
Interest and dividend income		(844)	(838)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		68	(73)
Changes in current assets and liabilities			
Sundry debtors		146	(297)
Loans and advances	16	(363)	(512)
Current liabilities and provisions	17	252	304
		7,529	5,992
Income taxes paid	18	(1,653)	(840)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,876	5,152
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	19	(581)	(1,177)
Investments in subsidiaries	20(a)	(120)	(41)
Investments in other securities	20(b)	(3,497)	–
Interest and dividend received	21	831	1,023
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(3,367)	(195)
Proceeds on sale of long-term investments, net of taxes (refer to Note 23.2.26)		53	–
NET CASH USED IN INVESTING ACTIVITIES		(3,314)	(195)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		88	64
Dividends paid including residual dividend		(1,346)	(2,132)
Dividend tax paid		(228)	(362)
NET CASH USED IN FINANCING ACTIVITIES		(1,486)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(68)	73
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,008	2,600
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,289	7,689
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22	11,297	10,289
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note: The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached.
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Schedules to the Balance Sheet

in Rs. crore, except as otherwise stated

As at March 31,		2010	2009
1	SHARE CAPITAL		
	Authorized		
	Equity shares, Rs. 5/- par value		
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up		
	Equity shares, Rs. 5/- par value[(1)]	287	286
	57,38,25,192 (57,28,30,043) equity shares fully paid up		
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]		
		287	286
	Notes : Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-) *[1)] For details of options in respect of equity shares, refer to Note 23.2.10 and Note 23.2.19 for details of basic and diluted shares*		
2	RESERVES AND SURPLUS		
	Capital reserve	6	6
	Add : Transferred from Profit and Loss account	48	–
		54	6
	Share premium account – Opening balance	2,925	2,851
	Add : Receipts on exercise of employee stock options	87	64
	Income tax benefit arising from exercise of stock options	10	10
		3,022	2,925
	General reserve – Opening balance	4,287	3,705
	Add : Transferred from Profit and Loss account	580	582
		4,867	4,287
	Balance in Profit and Loss account	13,806	10,305
		21,749	17,523

3 FIXED ASSETS

in Rs. crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2009	Additions during the year	Deductions/ Retirement during the year	As at March 31, 2010	As at April 1, 2009	For the year	Deductions during the year	As at March 31, 2010	As at March 31, 2010	As at March 31, 2009
Land : Freehold	172	6	–	178	–	–	–	–	178	172
Leasehold	101	37	–	138	–	–	–	–	138	101
Buildings[(1)(3)]	2,863	346	–	3,209	532	205	–	737	2,472	2,331
Plant and machinery[(2)(3)]	1,100	177	128	1,149	487	238	128	597	552	613
Computer equipment[(2)(3)]	1,076	140	179	1,037	833	228	179	882	155	243
Furniture and fixtures[(2)(3)]	658	80	109	629	321	135	109	347	282	337
Vehicles	4	1	–	5	2	1	–	3	2	2
Intellectual property rights	12	–	–	12	12	–	–	12	–	–
	5,986	787	416	6,357	2,187	807	416	2,578	3,779	3,799
Previous year	4,508	1,822	344	5,986	1,837	694	344	2,187	3,799	

(1) *Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.*

(2) *During the years ended March 31, 2010 and March 31, 2009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore respectively, (net book value nil) were retired.*

(3) *Includes certain assets provided on operating lease to Infosys BPO Limited, a subsidiary. Refer to Note 23.2.6 for details.*

in Rs. crore, except as otherwise stated

As at March 31,		2010	2009
4	INVESTMENTS[1]		
	Long-term investments – at cost		
	Trade (unquoted)		
	Other investments	6	11
	Less: Provision for investments	2	11
		4	–
	Non-trade (unquoted)		
	Subsidiaries		
	Infosys BPO Limited[2]		
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	65
	Infosys Technologies (Australia) Pty Limited		
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
	Infosys Consulting Inc, USA		
	5,50,00,000 (4,50,00,000) common stock of US $1.00 par value, fully paid	243	193
	Infosys Technologies S. de R.L. de C.V., Mexico	40	22
	Infosys Technologies (Sweden) AB		
	1,000 (Nil) equity shares of SEK 100 par value, fully paid	–	–
	Infosys Technologies DO Brasil LTDA		
	1,07,16,997 (Nil) shares of BRL 1.00 par value, fully paid	28	–
	Infosys Public Services Inc		
	1,00,00,000 (Nil) common stock of US $0.50 par value, fully paid	24	–
		1,125	1,005
	Current investments – at the lower of cost and fair value		
	Non-trade (unquoted)		
	Liquid mutual fund units	2,317	–
	Certificates of deposit[3]	1,190	–
		3,507	–
		4,636	1,005
	Aggregate amount of unquoted investments	4,636	1,005

[1]Refer to Note 23.2.15 for details of investments

[2]Investments include 13,36,331 (16,04,867) options of Infosys BPO Limited

[3]Includes accrued interest of Rs. 10 crore (Nil)

in Rs. crore, except as otherwise stated

As at March 31,		2010	2009
5	DEFERRED TAXES		
	Deferred tax assets		
	Fixed assets	201	118
	Sundry debtors	28	8
	Other assets	84	13
		313	139
	Deferred tax liability		
	Branch profit tax	232	37
		232	37
6	SUNDRY DEBTORS[1]		
	Debts outstanding for a period exceeding six months		
	Unsecured		
	Considered doubtful	79	39
	Other debts		
	Unsecured		
	Considered good[2]	3,244	3,390
	Considered doubtful	21	66
		3,344	3,495
	Less: Provision for doubtful debts	100	105
		3,244	3,390
	[1] *Includes dues from companies where directors are interested*	11	8
	[2] *Includes dues from subsidiaries (refer to Note 23.2.7)*	56	5
7	CASH AND BANK BALANCES[1]		
	Cash on hand	–	–
	Balances with scheduled banks		
	In current accounts[2]	153	101
	In deposit accounts	8,868	8,234
	Balances with non-scheduled banks		
	In current accounts	776	704
		9,797	9,039
	[1] *Refer to Note 23.2.12 for details of balances with scheduled and non-scheduled banks*		
	[2] *Includes balance in unclaimed dividend account (refer to Note 23.2.23.a)*	2	2

in Rs. crore, except as otherwise stated

As at March 31,		2010	2009
8	LOANS AND ADVANCES		
	Unsecured, considered good		
	Loans to subsidiaries (refer to Note 23.2.7)	46	51
	Advances		
	Prepaid expenses	25	27
	For supply of goods and rendering of services	5	6
	Advance to gratuity trust	2	–
	Withholding and other taxes receivable	321	149
	Others	13	4
		412	237
	Unbilled revenues	789	738
	Advance income taxes	641	268
	MAT credit entitlement (refer to Note 23.2.11)	–	262
	Interest accrued but not due	4	1
	Loans and advances to employees		
	Housing and other loans	38	43
	Salary advances	62	62
	Electricity and other deposits	60	37
	Rental deposits	13	13
	Deposits with financial institutions (refer to Note 23.2.13)	1,781	1,503
	Mark-to-market gain on forward and options contracts	88	–
		3,888	3,164
	Unsecured, considered doubtful		
	Loans and advances to employees	2	2
		3,890	3,166
	Less: Provision for doubtful loans and advances to employees	2	2
		3,888	3,164

in Rs. crore, except as otherwise stated

As at March 31,		2010	2009
9	CURRENT LIABILITIES		
	Sundry creditors		
	Goods and services[1]	96	35
	Accrued salaries and benefits		
	Salaries	25	38
	Bonus and incentives	421	345
	For other liabilities		
	Provision for expenses	375	381
	Retention monies	66	50
	Withholding and other taxes payable	235	206
	Mark-to-market loss on forward and options contracts	–	98
	Gratuity obligation – unamortized amount relating to plan amendment	26	29
	Others[2]	8	6
		1,252	1,188
	Advances received from clients	7	5
	Unearned revenue	502	312
	Unclaimed dividend	2	2
		1,763	1,507
	[1] *Includes dues to subsidiaries (refer to Note 23.2.7)*	95	21
	[2] *Includes deposits received from subsidiary (refer to Note 23.2.7)*	7	3
10	PROVISIONS		
	Proposed dividend	861	773
	Provision for		
	Tax on dividend	143	131
	Income taxes[1]	719	575
	Unavailed leave	239	244
	Post-sales client support and warranties[2]	73	75
		2,035	1,798
	[1] *Refer to Note 23.2.11* [2] *Refer to Note 23.2.20*		

Schedules to Profit and Loss account

in Rs. crore, except as otherwise stated

For the year ended March 31,	2010	2009
11 SOFTWARE DEVELOPMENT EXPENSES		
Salaries and bonus including overseas staff expenses	8,834	8,583
Overseas group health insurance	138	140
Contribution to provident and other funds	244	212
Staff welfare	28	60
Technical sub-contractors – subsidiaries	1,210	861
Technical sub-contractors – others	269	305
Overseas travel expenses	309	390
Visa charges and others	92	116
Software packages		
For own use	309	274
For service delivery to clients	17	41
Communication expenses	45	56
Computer maintenance	22	23
Consumables	22	20
Rent	22	25
Provision for post-sales client support and warranties	(2)	39
	11,559	11,145
12 SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	750	675
Overseas group health insurance	3	5
Contribution to provident and other funds	4	2
Staff welfare	2	4
Overseas travel expenses	80	90
Visa charges and others	2	2
Travel and conveyance	3	3
Commission charges	16	21
Brand building	55	62
Professional charges	22	21
Rent	12	13
Marketing expenses	11	15
Telephone charges	11	14
Communication expenses	1	2
Printing and stationery	1	1
Advertisements	–	2
Sales promotion expenses	1	1
	974	933

in Rs. crore, except as otherwise stated

For the year ended March 31,		2010	2009
13	GENERAL AND ADMINISTRATION EXPENSES		
	Salaries and bonus including overseas staff expenses	329	275
	Overseas group health insurance	1	–
	Contribution to provident and other funds	17	13
	Professional charges	220	207
	Telephone charges	106	139
	Power and fuel	122	125
	Traveling and conveyance	58	79
	Overseas travel expenses	9	13
	Visa charges and others	1	3
	Office maintenance	132	138
	Guest house maintenance	4	5
	Insurance charges	23	18
	Printing and stationery	8	9
	Donations	43	21
	Rent	28	22
	Advertisements	3	4
	Repairs to buildings	33	31
	Repairs to plant and machinery	31	21
	Rates and taxes	26	29
	Professional membership and seminar participation fees	8	9
	Postage and courier	8	8
	Books and periodicals	3	3
	Provision for bad and doubtful debts	(1)	74
	Provision for doubtful loans and advances	–	1
	Commission to non-whole-time directors	6	6
	Freight charges	1	1
	Bank charges and commission	2	2
	Research grants	25	19
	Auditors' remuneration		
	Statutory audit fees	1	1
	Miscellaneous expenses	–	4
		1,247	1,280
14	OTHER INCOME, NET		
	Interest received on deposits with banks and others[1]	743	836
	Dividend received on investment in liquid mutual fund units (non-trade unquoted)	101	2
	Miscellaneous income, net[2]	27	38
	Gains / (losses) on foreign currency, net	39	(372)
		910	504
	[1] *Includes tax deducted at source*	95	179
	[2] *Refer to Notes 23.2.6, 23.2.14 and 23.2.25*		
15	PROVISION FOR TAXATION		
	Income taxes[1]	1,984	991
	MAT credit entitlement	(288)	(93)
	Deferred taxes	21	(3)
		1,717	895
	[1] *Refer to Note 23.2.11*		

Schedules to Cash Flow statements

in Rs. crore, except as otherwise stated

For the year ended March 31,		2010	2009
16	CHANGE IN LOANS AND ADVANCES		
	As per the Balance Sheet [1]	3,888	3,164
	Less : Gratuity obligation – unamortized amount relating to plan amendment[2]	26	29
	Less : Deposits with financial institutions included in cash and cash equivalents[3]	1,500	1,250
	Interest accrued but not due	4	1
	MAT credit entitlement	–	262
	Advance income taxes	641	268
		1,717	1,354
	Less : Opening balance considered	1,354	842
		363	512
	[1] Includes loans to subsidiary and net of gratuity transitional liability *[2] Refer to Note 23.2.21* *[3] Excludes restricted deposits held with LIC of Rs. 281 crore (Rs. 253 crore) for funding leave liability*		
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
	As per the Balance Sheet	3,798	3,305
	Less : Unclaimed dividend	2	2
	Gratuity obligation – unamortized amount relating to plan amendment	26	29
	Provisions separately considered in Cash Flow statement		
	Income taxes	719	575
	Proposed dividend	861	773
	Tax on dividend	143	131
		2,047	1,795
	Less : Opening balance considered	1,795	1,491
		252	304
18	INCOME TAXES PAID		
	Charge as per the Profit and Loss account	1,717	895
	Add / (Less) : Increase/(Decrease) in advance income taxes	373	53
	Increase/(Decrease) in deferred taxes	(21)	3
	Increase/(Decrease) in MAT credit entitlement	(262)	93
	Income tax benefit arising from exercise of stock options	(10)	(10)
	(Increase)/Decrease in income tax provision	(144)	(194)
		1,653	840
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
	As per the Balance Sheet	787	1,822
	Less : Opening capital work-in-progress	615	1,260
	Add : Closing capital work-in-progress	409	615
		581	1,177
20(a)	INVESTMENTS IN SUBSIDIARIES[1]		
	As per the Balance Sheet	1,125	1,005
	Less : Opening balance considered	1,005	964
		120	41
	[1] Refer to Note 23.2.15 for investment made in subsidiaries.		

in Rs. crore, except as otherwise stated

For the year ended March 31,		**2010**	**2009**
20(b)	INVESTMENTS IN SECURITIES[1]		
	As per the Balance Sheet	3,507	–
	Less : Closing balance of interest accrued on certificates of deposit	10	–
		3,497	–
	[1] Refer to Note 23.2.15 for investment and redemptions		
21	INTEREST AND DIVIDEND RECEIVED		
	Interest and dividend income as per Profit and Loss account	844	838
	Add : Opening interest accrued but not due	1	186
	Less : Closing balance of interest accrued on certificates of deposit	10	–
	Closing interest accrued but not due	4	1
		831	1,023
22	CASH AND CASH EQUIVALENTS AT THE END		
	As per the Balance Sheet	9,797	9,039
	Add : Deposits with financial institutions (excluding interest accrued and not due)(1)	1,500	1,250
		11,297	10,289
	[1] Excludes restricted deposits held with Life Insurance Corporation of India of Rs. 281 crore (Rs. 253 crore) for funding leave liability (refer to Note 23.2.23b)		

Schedules to the financial statements for the year ended March 31, 2010

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company'), along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brazil') and Infosys Public Services, Inc ('Infosys Public Services') is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the Notes to the financial statements section.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and helpline support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan (‘the Gratuity Plan’) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, ‘Employee Benefits’. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan (‘the Plan’) which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust (‘the Superannuation Trust’). The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the Trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Profit and Loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduces the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Profit and Loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently, hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability. This is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year-on-year basis, the current tax assets and liabilities where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Profit and Loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million. The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows :

in Rs. crore

Year ended March 31,	2010	2009
Salaries and bonus including overseas staff expenses	9,913	9,533
Contribution to provident and other funds	265	227
Staff welfare	30	64
Overseas group health insurance	142	145
Overseas travel expenses	398	493
Visa charges and others	95	121
Travel and conveyance	61	82
Technical sub-contractors – subsidiaries	1,210	861
Technical sub-contractors – others	269	305
Software packages		
For own use	309	274
For service delivery to clients	17	41
Professional charges	242	228
Telephone charges	117	153
Communication expenses	46	58
Power and fuel	122	125
Office maintenance	132	138
Guest house maintenance	4	5
Commission charges	16	21
Brand building	55	62
Rent	62	60
Insurance charges	23	18
Computer maintenance	22	23
Printing and stationery	9	10
Consumables	22	20
Donations	43	21
Advertisements	3	6
Marketing expenses	11	15
Repairs to buildings	33	31
Repairs to plant and machinery	31	21
Rates and taxes	26	29
Professional membership and seminar participation fees	8	9
Postage and courier	8	8
Provision for post-sales client support and warranties	(2)	39
Books and periodicals	3	3
Provision for bad and doubtful debts	(1)	74
Provision for doubtful loans and advances	–	1
Commission to non-whole-time directors	6	6
Sales promotion expenses	1	1
Freight charges	1	1
Bank charges and commission	2	2
Auditors' remuneration		
Statutory audit fees	1	1
Research grants	25	19
Miscellaneous expenses	–	4
	13,780	13,358

23.2.2. Capital commitments and contingent liabilities

in Rs. crore

Particulars		As at March 31, 2010		2009
Estimated amount of unexecuted capital contracts (net of advances and deposits)		267		344
Outstanding guarantees and counter guarantees to various banks, with respect to the guarantees given by those banks in favor of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts[1] [Net of amount paid to statutory authorities Rs. 241 crore (Rs. 200 crore)]		28		3
	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding				
In USD	228	1,024	245	1,243
In Euro	16	97	20	135
In GBP	7	48	15	109
In AUD	3	12	–	–
Options contracts outstanding				
In USD	200	898	173	877

(1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and 2006 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Rs. 891 crore. (Rs. 1,136 crore as at March 31, 2009).

23.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore

Particulars	Year ended March 31, 2010	2009
Capital goods	91	207
Software packages	10	8
	101	215

23.2.5. Activity in foreign currency

in Rs. crore

Particulars	Year ended March 31,	
	2010	**2009**
Earnings in foreign currency (on receipts basis)		
Income from software services and products	21,072	19,812
Interest received from banks and others	3	24
Expenditure in foreign currency (on payments basis)		
Travel expenses (including visa charges)	404	480
Professional charges	150	124
Technical sub-contractors – subsidiaries	1,210	861
Overseas salaries and incentives	5,950	5,878
Other expenditure incurred overseas for software development	675	700
Net earnings in foreign currency	12,686	11,793

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	**2009**
Lease rentals recognized during the year	62	60

in Rs. crore

Lease obligations payable	As at March 31,	
	2010	**2009**
Within one year of the Balance Sheet date	48	46
Due in a period between one year and five years	149	154
Due after five years	24	30

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2010 and *March 31, 2009* are as follows:

in Rs. crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	59	21	38
	59	*17*	*42*
Plant and machinery	18	15	3
	18	*12*	*6*
Computer equipment	1	1	–
	1	*1*	–
Furniture and fixtures	3	2	1
	3	*2*	*1*
Total	81	39	42
	81	*32*	*49*

The aggregate depreciation charged on the above assets during the year ended March 31, 2010 amounted to Rs. 7 crore (Rs. 8 crore for the year ended March 31, 2009).

The rental income from Infosys BPO for the year ended March 31, 2010 amounted to Rs. 16 crore. (Rs. 16 crore for the year ended March 31, 2009.)

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at March 31,	
		2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting[(1)]	USA	100%	100%
Infosys Mexico[(2)]	Mexico	100%	100%
Infosys Sweden[(3)]	Sweden	100%	–
Infosys Brazil[(4)]	Brazil	100%	–
Infosys Public Services Inc[(5)]	USA	100%	–
Infosys BPO s. r. o[(6)]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o[(6)]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited[(6)]	Thailand	99.98%	99.98%
Mainstream Software Pty Limited[(7)]	Australia	100%	100%
Infosys Consulting India Limited[(8)]	India	100%	–
McCamish Systems LLC[(9)]	USA	99.98%	–

(1) *During the year ended March 31, 2010, the Company made an additional investment of Rs. 50 crore (U.S. $10 million) in Infosys Consulting Inc which is a wholly-owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (U.S. $55 million) and Rs.193 crore (U.S. $45 million), respectively in the subsidiary.*

(2) *During the year ended March 31, 2010, the Company made an additional investment of Rs. 18 crore (Mexican Peso 50 million) in Infosys Mexico which is a wholly-owned subsidiary. As of March 31, 2010 and March 31, 2009 the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.*

(3) *During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalized on July 8, 2009.*

(4) *On August 7, 2009, the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. As of March 31, 2010 the Company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary*

(5) *On October 9, 2009, the Company incorporated wholly-owned subsidiary, Infosys Public Services Inc. As of March 31, 2010, the Company invested Rs. 24 crore (US $5 million) in the subsidiary.*

(6) *Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.*

(7) *Mainstream Software Pty Limited is a wholly-owned subsidiary of Infosys Australia.*

(8) *On August 19, 2009, Infosys Consulting Inc incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010, Infosys Consulting has invested Rs. 1 crore in the subsidiary.*

(9) *On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta in the U.S. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.*

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2010 and March 31, 2009 are as follows :

in Rs. crore

Particulars	**As at March 31,**	
	2010	**2009**
Loans and advances		
Infosys China	46	51
Sundry debtors		
Infosys China	19	–
Infosys Australia	7	4
Infosys Mexico	1	1
Infosys Consulting	26	–
Infosys Brazil	1	–
Infosys BPO (Including subsidiaries)	2	–
Sundry creditors		
Infosys China	18	4
Infosys Australia	20	16
Infosys BPO (Including subsidiaries)	7	1
Infosys Consulting	43	–
Infosys Consulting India	1	–
Infosys Mexico	5	–
Infosys Sweden	1	–
Deposit taken for shared services		
Infosys BPO	7	3

The details of the related party transactions entered into by the Company and maximum dues from subsidiaries, in addition to the lease commitments described in Note 23.2.6, for the years ended March 31, 2010 and March 31, 2009 are as follows :

in Rs. crore

Particulars	**Year ended March 31,**	
	2010	**2009**
Capital transactions :		
Financing transactions		
Infosys Consulting	50	22
Infosys China	–	19
Infosys Mexico	18	–
Infosys Brazil	28	–
Infosys Public Services	24	–
Loans / Advances		
Infosys China	–	10
Revenue transactions :		
Purchase of services		
Infosys Australia	634	471
Infosys China	134	81
Infosys Consulting	378	275
Infosys Sweden	11	–
Infosys BPO (Including subsidiaries)	3	1
Infosys Brazil	5	–
Infosys Mexico	45	33
Purchase of shared services including facilities and personnel		
Infosys BPO (Including subsidiaries)	53	32
Interest income		
Infosys China	3	3
Sale of services		
Infosys Australia	25	10
Infosys China	10	2
Infosys Consulting	25	4

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Infosys BPO (Including subsidiaries)	–	1
Sale of shared services including facilities and personnel		
Infosys BPO (Including subsidiaries)	71	53
Infosys Consulting	4	3
Maximum balances of loans and advances		
Infosys Australia	51	35
Infosys China	48	51
Infosys BPO (Including subsidiaries)	4	–
Infosys Mexico	4	4
Infosys Consulting	35	26

During the year ended March 31, 2010, an amount of Rs. 34 crore (Rs. 20 crore for the year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2010, an amount of Rs. 23 crore (Rs. 15 crore for the year ended March 31, 2009) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.8. Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the years ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 23.4.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Whole-time directors		
Salary	2	2
Contribution to provident and other funds	–	–
Perquisites and incentives	7	6
Total remuneration	9	8
Non-whole-time directors		
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors are as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2010	**2009**
Net profit after tax before exceptional item	5,755	5,819
Add :		
Whole-time directors' remuneration	9	8
Commission to non-whole-time directors	6	6
Provision for bad and doubtful debts	(1)	74
Provision for doubtful loans and advances	–	1
Depreciation as per books of accounts	807	694
Provision for taxation	1,717	895
	8,293	7,497
Less :		
Depreciation as envisaged under Section 350 of the Companies Act[1]	807	694
Net profit on which commission is payable	7,486	6,803
Commission payable to non-whole-time directors :		
Maximum allowed as per the Companies Act, 1956 at 1%	75	68
Maximum approved by the shareholders at 1% (1%)	75	68
Commission approved by the Board	6	6

[1] *The Company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum prescribed by Schedule XIV.*

During the years ended March 31, 2010 and March 31, 2009, Infosys BPO has provided for commission of Rs. 0.12 crore and Rs. 0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore

Particulars	Year ended March 31,	
	2010	**2009**
Capital	3	31
Revenue	437	236

23.2.10. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2010 and March 31, 2009 are set out below.

Particulars	Year ended March 31,	
	2010	2009
The 1998 Plan:		
Options outstanding, beginning of year	9,16,759	15,30,447
Less: Exercised	6,14,071	4,55,586
Forfeited	60,424	1,58,102
Options outstanding, end of year	2,42,264	9,16,759
The 1999 Plan:		
Options outstanding, beginning of year	9,25,806	14,94,693
Less: Exercised	3,81,078	3,78,699
Forfeited	3,40,264	1,90,188
Options outstanding, end of year	2,04,464	9,25,806

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,266 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,221 and Rs. 1,566, respectively.

The following table summarizes information about the 1998 and 1999 share options outstanding as of March 31, 2010 :

Range of exercise prices per share (Rs.)	Year ended March 31, 2010		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:			
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:			
300-700	1,52,171	0.91	439
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

The following table summarizes information about the 1998 and 1999 share options outstanding as of March 31, 2009 :

Range of exercise prices per share (Rs.)	Year ended March 31, 2009		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:			
300-700	3,37,790	1.46	567
701-1,400	4,93,048	1.56	980
1,401-2,100	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899
	9,16,759	1.41	904
The 1999 Plan:			
300-700	3,00,976	1.55	429
701-1,400	2,23,102	0.60	802
1,401-2,500	4,01,728	1.06	2,121
	9,25,806	1.11	1,253

The aggregate options considered for dilution are set out in Note 23.2.19

Proforma accounting for stock option grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Year ended March 31,	
	2010	2009
Net profit after exceptional item		
As reported	5,803	5,819
Less: Stock-based employee compensation expense	1	7
Adjusted proforma	5,802	5,812
Basic earnings per share as reported	101.22	101.65
Proforma basic earnings per share	101.21	101.52
Diluted earnings per share as reported	101.10	101.48
Proforma diluted earnings per share	101.09	101.35

23.2.11. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs are tax exempt for the earlier of ten years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next 5 years and 50% exempt for another five years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the Company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the Company has calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

As at March 31, 2010, the Company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the year ended March 31, 2010, includes a net tax reversal of Rs. 316 crore relating to SEZ units, for provisions no longer required.

23.2.12. Cash and bank balances

The details of balances as on Balance Sheet dates with non-scheduled banks are as follows :

in Rs. crore

Particulars	As at March 31,	
	2010	2009
In current accounts		
ABN Amro Bank, Taiwan	2	2
Bank of America, U.S.	644	574
Citibank NA, Australia	24	33
Citibank NA, Singapore	–	7
Citibank NA, Thailand	1	1
Citibank NA, Japan	2	2
Deutsche Bank, Belgium	18	6
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S.Dollar account)	1	–
Deutsche Bank, Netherlands	7	1
Deutsche Bank, France	1	1
Deutsche Bank, Switzerland	10	–
Deutsche Bank, Switzerland (U.S Dollar account)	1	–
Deutsche Bank, Singapore	1	–
Deutsche Bank, UK	29	58
Deutsche Bank, Spain	2	1
HSBC Bank, UK	1	7
Royal Bank of Canada, Canada	20	5
The Bank of Tokyo – Mitsubishi UFJ Ltd., Japan	–	1
	776	704

The details of balances as on Balance Sheet dates with scheduled banks are as follows :

in Rs. crore

Particulars	As at March 31, 2010	2009
In current accounts		
Citibank – Unclaimed dividend account	–	1
Deustche Bank	12	11
Deustche Bank – EEFC (Euro account)	3	26
Deustche Bank – EEFC (Swiss Franc account)	–	3
Deustche Bank – EEFC (U.S. Dollar account)	8	11
HDFC Bank – Unclaimed dividend account	1	–
ICICI Bank	121	14
ICICI Bank – EEFC (U.S. Dollar account)	7	34
ICICI bank-Unclaimed dividend account	1	1
	153	101

in Rs. crore

Particulars	As at March 31, 2010	2009
In deposit accounts		
Allahabad Bank	100	–
Andhra Bank	99	80
Bank of Baroda	299	781
Bank of India	881	–
Bank of Maharashtra	500	493
Barclays Bank	100	140
Canara Bank	958	794
Central Bank of India	100	–
Corporation Bank	276	335
DBS Bank	49	25
HSBC Bank	483	258
ICICI Bank	1,370	510
IDBI Bank	900	500
ING Vysya Bank	25	25
Indian Overseas Bank	131	–
Jammu and Kashmir Bank	10	–
Kotak Mahindra Bank	25	–
Oriental Bank of commerce	100	–
Punjab National Bank	994	480
State Bank of Hyderabad	200	200
State Bank of India	126	2,083
State Bank of Mysore	496	500
Syndicate Bank	458	500
The Bank of Nova Scotia	–	350
Union Bank of India	93	85
Vijaya Bank	95	95
	8,868	8,234
Total cash and bank balances as per Balance Sheet	9,797	9,039

The details of maximum balances during the year with non-scheduled banks are as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
In current accounts		
ABN Amro Bank, Taiwan	4	4
Bank of America, U.S.	694	956
Citibank NA, Australia	134	192
Citibank NA, New Zealand	5	–
Citibank NA, Singapore	45	24
Citibank NA, Japan	17	45
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	47	33
Deutsche Bank, Germany	31	52
Deutsche Bank, Netherlands	20	41
Deutsche Bank, France	6	9
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Spain	5	2
Deutsche Bank, Singapore	15	–
Deutsche Bank, Switzerland	39	36
Deutsche Bank, Switzerland (U.S. Dollar account)	14	31
Deutsche Bank, U.K.	183	350
HSBC Bank, U.K.	8	11
Morgan Stanley Bank, U.S.	8	3
Nordbanken, Sweden	–	1
Royal Bank of Canada, Canada	28	42
Standard Chartered Bank, U.A.E.	4	–
Svenska Handelsbanken, Sweden	3	3
The Bank of Tokyo – Mitsubishi UFJ Ltd., Japan	2	6

23.2.13. Loans and advances

Deposits with financial institutions:

in Rs. crore

Particulars	As at March 31,	
	2010	2009
HDFC Limited	1,500	1,250
Life Insurance Corporation of India (LIC)	281	253
	1,781	1,503

The maximum balance (including accrued interest) held as deposits with financial institutions is as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Deposits with financial institutions:		
HDFC Limited[1]	1,550	1,250
GE Capital Services India	–	271
Life Insurance Corporation of India	281	253

[1] *Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.*

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to Note 23.2.23.b.)

23.2.14. Fixed assets

Profit / (loss) on the disposal of fixed assets during the year ended March 31, 2010 and March 31, 2009 is less than Rs. 1 crore and accordingly disclosed under Note 23.3.

Depreciation charged to the Profit and Loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Depreciation charged during the year	86	71

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Fixed assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2010.

23.2.15. Details of Investments

in Rs. crore

Particulars	As at March 31,	
	2010	2009
Long-term investments		
OnMobile Systems Inc., (formerly Onscan Inc.) USA		
21,54,100 (53,85,251) common stock at US $0.4348 each, fully paid, par value US $0.001 each	4	9
MeraSport Technologies Private Limited[(1)]		
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	2
	6	11
Less: Provision for investment	2	11
	4	–

[(1)] *During the year ended March 31, 2009, Infosys received 2,420 shares of MeraSport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year ended March 31, 2009 based on diminution other than temporary.*

The details of liquid mutual fund units as on March 31, 2010 are as follows :

Particulars	Number of units	Amount (in Rs. cr)
Tata Floater Fund – Weekly Dividend	27,28,06,768	275
Kotak Floater Long Term Plan – Weekly Dividend	20,93,66,402	211
Reliance Medium Term Fund – Weekly Dividend Plan D	13,68,30,703	234
Birla Sunlife Savings Fund – Institutional – Weekly Dividend Payout	26,71,60,366	267
ICICI Prudential Flexible Income Plan Premium – Weekly Dividend Payout	2,93,92,648	310
IDFC Money Manager Fund – Treasury Plan – Super Institutional Plan C – Weekly Dividend	38,95,22,783	390
UTI Treasury Advantage Fund – Institutional Weekly Dividend Plan – Payout	38,86,168	389
HDFC Floating Rate Income Fund – Short Term Plan – Dividend Weekly	12,03,96,040	122
DWS Ultra Short Term Fund – Institutional Weekly Dividend	3,96,85,983	40
SBI – SHF – Ultra Short Term Fund – Institutional Plan – Weekly Dividend Payout	3,47,73,535	35
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan – Weekly Dividend Payout	1,09,36,513	11
DSP Blackrock Floating Rate Fund – Institutional – Weekly Dividend	99,866	10
Religare Ultra Short Term Fund – Institutional Weekly Dividend	2,25,53,650	23
	153,74,11,425	2,317
At cost		1,413
At fair value		904
		2,317

The balances held in certificates of deposit as on March 31, 2010 are as follows :

Particulars	**Face Value Rs./-**	**Units**	**Amount (in Rs. Crore)**
Punjab National Bank	1,00,000	50,000	485
Bank of Baroda	1,00,000	27,500	266
HDFC Bank	1,00,000	25,000	238
Corporation Bank	1,00,000	20,000	191
Jammu and Kashmir Bank	1,00,000	1,000	10
		1,23,500	1,190

The details of investments in and disposal of securities during the years ended March 31, 2010 and March 31, 2009 are as follows :

in Rs. crore

Particulars	**Year ended March 31,**	
	2010	**2009**
Investment in securities		
Subsidiary – Infosys Consulting	50	22
Subsidiary – Infosys China	–	19
Subsidiary – Infosys Mexico	18	–
Subsidiary – Infosys Brazil	28	–
Subsidiary – Infosys Public Services	24	–
Long term investments	–	2
Certificates of deposit	1,180	193
Liquid mutual fund units	9,016	608
	10,316	844
Redemption / disposal of investment in securities		
Long term investments	5	–
Certificates of deposit[1]	–	200
Liquid mutual fund units	6,699	608
	6,704	808
Net movement in investments	3,612	36

[1] *Represents redemption value inclusive of Rs. 7 crore interest*

The details of investments purchased and sold during the year ended March 31, 2010 are as follows :

Name of the fund	**Face Value Rs. /-**	**Units**	**Cost (in Rs. Crore)**
Birla Sunlife Short Term Fund – Institutional – Fortnightly Dividend	10	30,69,30,245	312
Birla Sunlife Savings Fund – Institutional – Weekly Dividend	10	44,96,87,618	450
DSP Blackrock Strategic Bond Fund – Institutional Plan – Monthly Dividend	1,000	4,90,830	50
DBS Chola Freedom Income – Short Term Plan – Weekly Dividend	10	8,19,67,368	86
HDFC Floating Rate Income Fund – Short Term	10	50,78,57,424	515
ICICI Prudential Floating Rate Plan-D – Weekly Dividend	10	23,88,35,963	239
ICICI Prudential Flexible Income Plan Premium – Weekly Dividend	100	4,17,36,593	440
IDFC Money Manager Fund – Treasury Plan – Super Institutional Plan C Weekly Dividend	10	61,62,18,874	617
Reliance Medium Term Fund – Weekly Dividend Plan-D	10	30,23,62,955	517
UTI Treasury Advantage Fund – Institutional Weekly Dividend Payout	1,000	43,48,966	435
HSBC Floating Rate Long Term Institutional Weekly Dividend Payout	10	13,43,20,855	151
DWS Ultra Short Term Fund – Institutional Weekly Dividend	10	100,27,38,474	1,011
Religare Ultra Short Term Fund – Institutional Weekly Dividend	10	50,89,85,841	510
Principal Floating Rate Fund FMP-Institutional Option – Dividend Payout Weekly	10	11,11,37,088	111
Tata Floater Fund – Weekly Dividend	10	25,78,43,865	260
Kotak Floater Long Term Plan – Weekly Dividend	10	44,64,32,595	450
SBI - SHF – Ultra Short Term Fund – Institutional Plan – Weekly Dividend Payout	10	41,66,63,413	420
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan – Weekly Dividend Payout	10	12,37,59,926	125

The details of investments purchased and sold during the year ended March 31, 2009 are as follows :

Name of the fund	**Face Value Rs./-**	**Units**	**Cost (in Rs. Crore)**
Tata Floater Fund – Weekly Dividend Plan	10	15,11,93,892	153
Kotak Floater Long-term – Weekly Dividend Plan	10	17,55,74,233	177
Reliance Medium Term Fund – Weekly Dividend Plan	10	3,21,32,737	55
Birla Sunlife Short-term Fund Institutional Fortnightly Dividend Payout	10	10,58,80,534	107
ICICI Prudential Floating Rate Plan D – Weekly Dividend	10	11,58,84,116	116

The details of certificates of deposit purchased and sold during the year ended March 31, 2009 are as follows :

Particulars	Face Value Rs./-	Units	Cost (in Rs. Crore)
ICICI Bank	1,00,000	10,000	97
Punjab National Bank	1,00,000	10,000	96

23.2.16. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. These solutions are delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as ‘unallocated’ and directly charged against total income.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities is made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2010 and *March 31, 2009* :

in Rs. crore

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,354	3,988	3,234	2,989	3,575	21,140
	7,020	*3,876*	*3,450*	*2,699*	*3,219*	*20,264*
Identifiable operating expenses	3,095	1,853	1,355	1,267	1,564	9,134
	3,008	*1,675*	*1,445*	*1,140*	*1,359*	*8,627*
Allocated expenses	1,615	877	712	657	785	4,646
	1,638	*905*	*807*	*630*	*751*	*4,731*
Segmental operating income	2,644	1,258	1,167	1,065	1,226	7,360
	2,374	*1,296*	*1,198*	*929*	*1,109*	*6,906*
Unallocable expenses						807
						694
Operating income						6,553
						6,212
Other income, net						910
						504
Provision for investments						(9)
						2
Net profit before taxes and exceptional item						7,472
						6,714
Income taxes						1,717
						895
Net profit after taxes before exceptional item						5,755
						5,819
Income on sale of investments, net of taxes						48
						–
Net profit after taxes and exceptional item						5,803
						5,819

Geographic Segments

Years ended March 31, 2010 and *March 31, 2009*:

in Rs. crore

	North America	Europe	India	Rest of the World	Total
Revenues	14,170	4,633	269	2,068	21,140
	13,123	*5,060*	*260*	*1,821*	*20,264*
Identifiable operating expenses	6,028	1,963	77	1,066	9,134
	5,626	*2,082*	*63*	*856*	*8,627*
Allocated expenses	3,114	1,020	59	453	4,646
	3,060	*1,183*	*61*	*427*	*4,731*
Segmental operating income	5,028	1,650	133	549	7,360
	4,437	*1,795*	*136*	*538*	*6,906*
Unallocable expenses					807
					694
Operating income					6,553
					6,212
Other income, net					910
					504
Provision for investments					(9)
					2
Net profit before taxes and exceptional item					7,472
					6,714
Income taxes					1,717
					895
Net profit after taxes before exceptional item					5,755
					5,819
Income on sale of investments, net of taxes					48
					–
Net profit after taxes and exceptional item					5,803
					5,819

23.2.17. Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2010, the Company has provided for doubtful debts of Rs. 21 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Company pursues the recovery of the dues, in part or full.

23.2.18. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of American Depositary Shares. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows :

in Rs. crore

Particulars	Number of shares to which the dividends relate	Year ended March 31,	
		2010	2009
Interim dividend for fiscal 2010	10,70,15,201	107	–
Interim dividend for fiscal 2009	10,97,63,357	–	110
Final dividend for fiscal 2009	10,73,97,313	145	–
Final dividend for fiscal 2008	10,95,11,049	–	79
Special dividend for fiscal 2008	10,95,11,049	–	219

23.2.19. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2010	2009
Number of shares considered as basic weighted average shares outstanding	57,33,09,523	57,24,90,211
Add: Effect of dilutive issues of shares/stock options	6,40,108	9,72,970
Number of shares considered as weighted average shares and potential shares outstanding	57,39,49,631	57,34,63,181

23.2.20. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Balance at the beginning	75	43
Provision recognized/(reversed)	(2)	39
Provision utilized	–	(7)
Balance at the end	73	75

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21. Gratuity Plan

The following table sets out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore

Particulars	As at March 31,			
	2010	2009	2008	2007
Obligations at year beginning	256	217	221	180
Transfer of obligation	(2)	–	–	–
Service cost	72	47	47	44
Interest cost	19	15	16	14
Actuarial (gain)/ loss	(4)	–	(9)	–
Benefits paid	(33)	(23)	(21)	(17)
Amendment in benefit plans	–	–	(37)	–
Obligations at year end	308	256	217	221
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Company				
Change in plan assets				
Plans assets at year beginning, at fair value	256	229	221	167
Expected return on plan assets	24	16	18	16
Actuarial gain/ (loss)	1	5	2	3
Contributions	62	29	9	52
Benefits paid	(33)	(23)	(21)	(17)
Plans assets at year end, at fair value	310	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:				
Fair value of plan assets at the end of the year	310	256	229	221
Present value of the defined benefit obligations at the end of the year	308	256	217	221
Asset recognized in the Balance Sheet	2	–	12	–
Assumptions				
Interest rate	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the years ended March 31, 2010 and March 31, 2009 comprises of the following components :

in Rs. crore

Year ended March 31,	2010	2009
Gratuity cost for the year		
Service cost	72	47
Interest cost	19	15
Expected return on plan assets	(24)	(16)
Actuarial (gain)/loss	(5)	(5)
Plan amendment amortization	(3)	(4)
Net gratuity cost	59	37
Actual return on plan assets	25	21

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year, a reimbursement obligation of Rs. 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As of March 31, 2010 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2010 and March 31, 2009 amounted to Rs. 26 crore and Rs. 29 crore, respectively and disclosed under 'Current Liabilities'.

The Company expects to contribute approximately Rs. 50 crore to the gratuity trust for fiscal 2011.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed Rs. 150 crore to the Provident Fund during the year ended March 31, 2010 (Rs. 137 crore during the year ended March 31, 2009).

23.2.22.b Superannuation

The Company contributed Rs. 54 crore to the Superannuation Trust during the year ended March 31, 2010 (Rs. 52 crore during the year ended March 31, 2009).

23.2.23 Cash Flow statement

23.2.23.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2010 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

23.2.23.b Restricted cash

Deposits with financial institutions as at March 31, 2010 include Rs. 281 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

23.2.24 Dues to micro and small enterprises

The Company has no dues to micro and small enterprises during the years ended March 31, 2010 and March 31, 2009 and as at March 31, 2010 and March 31, 2009.

23.2.25 Miscellaneous income

Miscellaneous income of Rs. 38 crore during the year ended March 31, 2009 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc. towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

23.2.26 Exceptional item

During the year ended March 31, 2010 the Company sold 32,31,151 shares of On Mobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore has been appropriated to capital reserve.

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet items

in Rs. crore

Schedule	Description	As at March 31, 2010	2009
3	Fixed assets		
	Vehicles		
	Addition during the year	0.04	0.50
	Depreciation and amortisation	–	0.57
	Deletion during the year from depreciation	0.04	–
4	Investment in Infosys Sweden	0.06	–
7	Cash on Hand	–	0.01
23.2.7	Related party transactions		
	Debtors		
	Infosys BPO s.r.o.	0.04	0.02
	Infosys China	19.18	0.16
	Infosys Consulting	26.37	0.34
	Infosys Thailand	0.04	0.01
	Infosys Sweden	0.08	0.06
	Infosys Brazil	0.62	–
	Creditors		
	Infosys BPO s.r.o.	0.16	0.09
	Infosys Mexico	4.97	0.04
	Infosys Thailand	0.02	–
23.2.13	Balances with scheduled banks		
	Citibank – Unclaimed dividend account	0.49	0.58
	HDFC Bank – Unclaimed dividend account	1.00	0.46
	Deutsche Bank – EEFC account in United Kingdom Pound Sterling	–	0.05
	Deutsche Bank – EEFC account in Swiss Franc	0.33	3.35
	State Bank of India	0.04	–
	Bank of Baroda	0.02	–
	Balances with non-scheduled banks		
	ABN Amro Bank, Copenhagen, Denmark	0.21	0.06
	Citibank N.A, New Zealand	0.26	–
	Deutsche Bank, Moscow	0.34	–
	Deutsche Bank, Zurich, Switzerland	9.72	0.22
	Deutsche Bank, Zurich, Switzerland (U.S. dollar account)	1.40	0.05
	Deutsche Bank, Spain	1.47	0.57
	Bank of Baroda, Mauritius	–	0.06
	Nordbanken, Sweden	0.06	0.05
	Standard Chartered Bank, UAE	0.09	–
	The Bank of Tokyo–Mitsubishi UFJ, Ltd., Japan	0.16	0.59
23.2.13	Maximum Balances with non-scheduled banks		
	ABN Amro Bank, Denmark	0.34	0.08
	Deutsche Bank Russia	0.37	–
	Nordbanken, Sweden	0.48	1.17
	Deutsche Bank, Russia (U.S. dollar account)	0.21	1.24

Profit and Loss items

in Rs. crore

Schedule	Description	Year ended March 31, 2010	Year ended March 31, 2009
Profit & Loss	Additional dividend tax	0.04	0.12
12	Selling and Marketing expenses		
	Office maintenance	0.19	0.34
	Computer maintenance	0.02	–
	Software Packages for own use	–	0.04
	Consumables	0.04	0.15
	Advertisements	0.01	1.73
	Insurance charges	0.02	0.03
	Rates and taxes	0.09	0.01
13	General and Administrative expenses		
	Provision for doubtful loans and advances	0.28	0.74
	Overseas group health insurance	0.88	0.48
	Auditor's remuneration :		
	Certification charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
	Miscellaneous expenses	0.15	4.00
23.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	0.28	0.74
	Auditor's remuneration		
	Certification Charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
23.2.7	Related party transactions		
	Revenue transactions		
	Purchase of services – Infosys BPO s.r.o.	0.44	1.10
	Purchase of services – Infosys BPO (Poland)	0.03	–
	Sale of services – Infosys Mexico	–	0.07
23.2.14	Profit on disposal of fixed assets, included in miscellaneous income	–	0.16

Cash Flow statement items

in Rs. crore

Schedule	Description	Year ended March 31, 2010	Year ended March 31, 2009
Cash flow statement	Profit / (loss) on sale of fixed assets	–	0.16
	Proceeds on disposal of fixed assets	–	0.21
	Provision for investments	–	1.95

23.4. Transactions with key management personnel

Key management personnel comprise directors and members of Executive Council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the years ended March 31, 2010 and *March 31, 2009* are as follows :

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman				
Nandan M. Nilekani[(1)]	0.09	0.02	0.23	0.34
	0.30	*0.07*	*0.54*	*0.91*
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.32	0.08	0.61	1.01
	0.30	*0.07*	*0.55*	*0.92*
Chief Operating Officer and Director				
S. D. Shibulal	0.31	0.08	0.56	0.95
	0.28	*0.07*	*0.52*	*0.87*
Whole-time directors				
K. Dinesh	0.32	0.08	0.61	1.01
	0.30	*0.07*	*0.54*	*0.91*
T. V. Mohandas Pai	0.36	0.08	2.69	3.13
	0.36	*0.09*	*2.14*	*2.59*
Srinath Batni	0.36	0.07	1.98	2.41
	0.35	*0.09*	*1.43*	*1.87*
Chief Financial Officer				
V. Balakrishnan	0.30	0.08	2.06	2.44
	0.29	*0.07*	*2.00*	*2.36*
Executive council members				
Ashok Vemuri	2.09	–	2.79	4.88
	1.99	–	*2.05*	*4.04*
Chandra Shekar Kakal	0.28	0.06	1.73	2.07
	0.26	*0.06*	*1.26*	*1.58*
B. G. Srinivas	1.81	–	2.75	4.56
	1.82	–	*2.85*	*4.67*
Subhash B. Dhar	0.24	0.07	1.42	1.73
	0.23	*0.06*	*0.98*	*1.27*

(1) *Effective July 9, 2009, Nandan M. Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.*

Particulars of remuneration and other benefits of non-executive / independent directors for the years ended March 31, 2010 and *March 31, 2009* are as follows :

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Independent directors				
Deepak M. Satwalekar	0.60	–	–	0.60
	0.68	–	*0.02*	*0.70*
Prof. Marti G. Subrahmanyam	0.65	–	0.20	0.85
	0.71	–	*0.25*	*0.96*
Dr. Omkar Goswami	0.52	–	0.03	0.55
	0.58	–	*0.03*	*0.61*
Claude Smadja	0.59	–	0.25	0.84
	0.67	–	*0.26*	*0.93*
Rama Bijapurkar	0.49	–	0.02	0.51
	0.56	–	*0.01*	*0.57*
Sridar A. Iyengar	0.62	–	0.21	0.83
	0.70	–	*0.20*	*0.90*
David L. Boyles	0.59	–	0.15	0.74
	0.69	–	*0.21*	*0.90*
Prof. Jeffrey S. Lehman	0.61	–	0.24	0.85
	0.63	–	*0.22*	*0.85*
K. V. Kamath[(1)]	0.39	–	0.02	0.41
	–	–	–	–
Non-executive director				
N. R. Narayana Murthy[(2)]	0.57	–	–	0.57
	0.63	–	–	*0.63*

[(1)] *Joined the Board effective May 02, 2009*

[(2)] *Non-Executive Chairman of the Board and Chief Mentor.*

FINANCIAL STATEMENTS (AUDITED) AS PER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Auditors' Report

To The Board of Directors
Infosys Technologies Limited:

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and its subsidiaries (collectively referred to as the 'Infosys Group') as of March 31, 2010, and the related consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the International Financial Reporting Standards as issued by International Accounting Standards Board ('IFRS'):

(a) in the case of the Consolidated Balance Sheet, of the financial position of the Infosys Group as of March 31, 2010;

(b) in the case of the Consolidated Statement of Comprehensive Income, of the financial performance of the Infosys Group for the year ended on that date;

(c) in the case of the Consolidated Statement of Changes in Equity, of the changes in equity of the Infosys Group for the year ended on that date; and

(d) in the case of the Consolidated Statement of Cash Flows, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Firm registration number: 101248W
Chartered Accountants

Natrajan Ramakrishna
Partner
Membership number: 32815

Bangalore
April 30, 2010

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

(In Rs. crore except share data)

	Note	2010	2009
ASSETS			
Current assets			
Cash and cash equivalents	2.1	12,111	10,993
Available-for-sale financial assets	2.2	2,556	–
Investment in certificates of deposit		1,190	–
Trade receivables		3,494	3,672
Unbilled revenue		841	750
Derivative financial instruments	2.7	95	–
Prepayments and other current assets	2.4	641	411
Total current assets		20,928	15,826
Non-current assets			
Property, plant and equipment	2.5	4,439	4,665
Goodwill	2.6	829	692
Intangible assets	2.6	56	35
Deferred income tax assets	2.17	346	408
Income tax assets	2.17	667	274
Other non-current assets	2.4	347	262
Total non-current assets		6,684	6,336
Total assets		27,612	22,162
LIABILITIES AND EQUITY			
Current liabilities			
Trade payables		10	27
Derivative financial instruments	2.7	–	114
Current income tax liabilities	2.17	724	581
Client deposits		8	5
Unearned revenue		531	331
Employee benefit obligations	2.8	131	104
Provisions	2.9	82	92
Other current liabilities	2.10	1,707	1,471
Total current liabilities		3,193	2,725
Non-current liabilities			
Deferred income tax liabilities	2.17	114	–
Employee benefit obligations	2.8	171	187
Other non-current liabilities	2.10	61	56
Total liabilities		3,539	2,968
Equity			
Share capital-Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 570,991,592, net of treasury shares and 572,830,043 as of March 31, 2010 and 2009, respectively		286	286
Share premium		3,047	2,944
Retained earnings		20,668	15,972
Other components of equity		72	(8)
Total equity attributable to equity holders of the Company		24,073	19,194
Total liabilities and equity		27,612	22,162

The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(In Rs. crore except share data)

	Note	2010	2009
Revenues		22,742	21,693
Cost of sales		13,020	12,535
Gross profit		9,722	9,158
Operating expenses:			
Selling and marketing expenses		1,184	1,106
Administrative expenses		1,628	1,631
Total operating expenses		2,812	2,737
Operating profit		6,910	6,421
Other income, net	2.14	990	473
Profit before income taxes		7,900	6,894
Income tax expense	2.17	1,681	919
Net profit		6,219	5,975
Other comprehensive income			
Reversal of impairment loss on available-for-sale financial asset		9	–
Gain transferred to net profit on sale of available-for-sale financial asset		(5)	–
Unrealized holding gains on available-for-sale financial asset, net of tax effect of Rs. 8 crore (refer note 2.2)		26	–
Exchange differences on translating foreign operations		50	(32)
Total other comprehensive income		80	(32)
Total comprehensive income		6,299	5,943
Profit attributable to:			
Owners of the Company		6,219	5,975
Non-controlling interest		–	–
		6,219	5,975
Total comprehensive income attributable to:			
Owners of the Company		6,299	5,943
Non-controlling interest		–	–
		6,299	5,943
Earnings per equity share			
Basic (Rs.)		109.02	104.89
Diluted (Rs.)		108.90	104.71
Weighted average equity shares used in computing earnings per equity share	2.18		
Basic		570,475,923	569,656,611
Diluted		571,116,031	570,629,581

The accompanying notes form an integral part of the consolidated financial statements

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In Rs. crore except share data)

	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2008	571,995,758	286	2,863	12,491	24	15,664
Changes in equity for the year ended March 31, 2009						
Shares issued on exercise of employee stock options	834,285	–	64	–	–	64
Share-based compensation	–	–	7	–	–	7
Income tax benefit arising on exercise of share options	–	–	10	–	–	10
Dividends (including corporate dividend tax)	–	–	–	(2,494)	–	(2,494)
Net profit	–	–	–	5,975	–	5,975
Exchange differences on translating foreign operations	–	–	–	–	(32)	(32)
Balance as of March 31, 2009	572,830,043	286	2,944	15,972	(8)	19,194
Changes in equity for the year ended March 31, 2010						
Shares issued on exercise of employee stock options	995,149	1	88	–	–	89
Treasury shares[(1)]	(2,833,600)	(1)	4	–	–	3
Share-based compensation	–	–	1	–	–	*1*
Reserves on consolidation of trusts	–	–	–	46	–	46
Income tax benefit arising on exercise of share options	–	–	10	–	–	10
Dividends (including corporate dividend tax)	–	–	–	(1,569)	–	(1,569)
Reversal of impairment loss on available-for-sale financial asset	–	–	–	–	9	9
Gain transferred to net profit on sale of available-for-sale financial asset	–	–	–	–	(5)	(5)
Unrealized holding gains, net of tax effect of Rs. 8 crore (refer note 2.2)	–	–	–	–	26	26
Net profit	–	–	–	6,219	–	6,219
Exchange differences on translating foreign operations	–	–	–	–	50	50
Balance as of March 31, 2010	570,991,592	286	3,047	20,668	72	24,073

The accompanying notes form an integral part of the consolidated financial statements

[(1)] Effective fiscal 2010, treasury shares held by controlled trusts were consolidated

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Cash Flows for the years ended March 31,

(In Rs. crore)

	Note	2010	2009
Operating activities:			
Net profit		6,219	5,975
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation and amortization	2.5 and 2.6	942	767
Share based compensation	2.16	1	7
Income tax expense	2.17	1,681	919
Income on investments		(169)	(12)
Profit on sale of property, plant and equipment		(2)	–
Other non cash item		2	–
Changes in working capital			
Trade receivables		193	(375)
Prepayments and other assets		(233)	49
Unbilled revenue		(92)	(268)
Trade payables		(17)	(22)
Client deposits		3	(1)
Unearned revenue		199	45
Other liabilities and provisions		(83)	396
Cash generated from operations		8,644	7,480
Income taxes paid	2.17	(1,754)	(902)
Net cash provided by operating activities		6,890	6,578
Investing activities:			
Payment for acquisition of business, net of cash acquired	2.3	(173)	(16)
Expenditure on property, plant and equipment	2.5	(674)	(1,326)
Proceeds on sale of property, plant and equipment		2	–
Loans to employees		7	(1)
Non-current deposits placed with corporation		(28)	(92)
Income on investments		106	12
Proceeds from sale of available-for-sale financial asset		53	–
Investment in certificates of deposit		(1,180)	(193)
Redemption of certificates of deposit		–	193
Investment in available-for-sale financial assets		(9,901)	(867)
Redemption of available-for-sale financial assets		7,383	939
Net cash used in investing activities		(4,405)	(1,351)
Financing activities:			
Proceeds from issuance of common stock on exercise of employee stock options		89	64
Payment of dividends (including corporate dividend tax)		(1,569)	(2,494)
Net cash used in financing activities		(1,480)	(2,430)
Effect of exchange rate changes on cash and cash equivalents		63	(39)
Net increase in cash and cash equivalents		1,005	2,797
Cash and cash equivalents at the beginning	2.1	10,993	8,235
Opening balance of cash and cash equivalents of controlled trusts		50	–
Cash and cash equivalents at the end	2.1	12,111	10,993
Supplementary information:			
Restricted cash balance	2.1	71	2

The accompanying notes form an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its controlled trusts, majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting, Inc. ('Infosys Consulting'), Infosys Technologies S. DE R.L. de C.V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brazil') and Infosys Public Services, Inc, ('Infosys Public Services'), is a leading global technology services company. The Infosys group of companies ('the Group') provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The Company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The Company's American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. The Company's consolidated financial statements were authorized for issuance by the Company's Board of Directors on April 30, 2010.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the unaudited condensed consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and Intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders' fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the Company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as

current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brazil and Infosys Public Services are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the Company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items

using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the Company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is being paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards early adopted by the company

1. IFRS 8, Operating Segments is applicable for annual periods beginning on or after January 1, 2009. This standard was early adopted by the Company as of April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

2. IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as of April 1, 2009. Business combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

   IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future the Company is likely to adopt the first method for measuring NCI.

3. IAS 27 Consolidated and Separate Financial Statements, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as of April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

1.25.2 Recently adopted accounting pronouncements

1. IAS 1, Presentation of Financial Statements is applicable for annual periods beginning on or after January 1, 2009. This Standard was adopted by the Company as of April 1, 2009. Consequent to the adoption of the standard, the title for cash flows has been changed to 'Statement of Cash Flow'. Further, the Company has included in its complete set of financial statements, a single 'Statement of Comprehensive Income'.

2. IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

   The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the Company as a result of the adoption of this interpretation.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Cash and bank deposits	10,556	9,695
Deposits with corporations	1,555	1,298
	12,111	10,993

Cash and cash equivalents as of March 31, 2010 include restricted cash and bank balances of Rs. 71 crore. The restricted cash and bank balances as of March 31, 2009 was Rs. 2 crore. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company and unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In Rs. crore)

	As of March 31,	
	2010	2009
Current Accounts		
ABN Amro Bank, China	33	6
ABN Amro Bank, China (U.S. dollar account)	14	14
ABN Amro Bank, Taiwan	2	1
Bank of America, Mexico	18	2
Bank of America, USA	686	587
Banamex , Mexico	2	–
China Merchants Bank, China	1	–
Citibank NA, Australia	25	33
Citibank NA, Brazil	9	–
Citibank NA, Czech Republic (Euro account)	2	3
Citibank NA, Czech Republic (U.S. dollar account)	–	4
Citibank NA, New Zealand	1	–
Citibank NA, Japan	2	2
Citibank NA, Singapore	–	7
Citibank NA, India	2	–
Citibank NA, Thailand	1	1
Citibank-Unclaimed dividend account	–	1
Deustche Bank	13	13
Deutsche Bank, Belgium	18	6
Deutsche Bank, Poland	2	–
Deutsche Bank, France	1	1
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S. dollar account)	1	–
Deutsche Bank, Netherlands	7	1
Deustche Bank, Philiphines	–	1
Deustche Bank, Philiphines (U.S. dollar account)	3	1
Deustche Bank, Poland (Euro account)	1	–
Deutsche Bank, Spain	1	1
Deutsche Bank, Singapore	1	–
Deutsche Bank, Switzerland	10	–
Deutsche Bank, Switzerland (U.S. dollar account)	1	–
Deustche Bank, Thailand	3	2
Deustche Bank, Thailand (U.S. dollar account)	1	–
Deutsche Bank, UK	29	58
Deustche Bank-EEFC (Euro account)	3	27
Deustche Bank-EEFC (Swiss Franc account)	–	3
Deustche Bank-EEFC (United Kingdom Pound Sterling account)	1	–
Deustche Bank-EEFC (U.S. dollar account)	8	12
HSBC Bank, UK	2	8
HDFC Bank-Unclaimed dividend account	1	-
ICICI Bank	133	18
ICICI Bank, UK	1	–
ICICI Bank-EEFC (Euro account)	1	1
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	2	6
ICICI Bank-EEFC (U.S. dollar account)	10	42
ICICI bank-Unclaimed dividend account	1	1
National Australia Bank Limited, Australia	21	30
National Australia Bank Limited, Australia (U.S. dollar account)	14	7
Nordbanken, Sweden	1	–
Royal Bank of Canada, Canada	20	6
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	–	1
Wachovia Bank, USA	7	–
	1,128	912

(In Rs. crore)

	As of March 31,	
	2010	2009
Deposit Accounts		
Andhra Bank	99	80
Allahabad Bank	150	–
Bank of Baroda	299	829
Bank of India	881	–
Bank of Maharashtra	500	537
Barclays Bank	100	140
Canara Bank	963	794
Central Bank of India	100	–
Corporation Bank	276	343
Citibank NA, Czech Republic	9	4
Citibank (Euro account)	3	–
Citibank (U.S. dollar account)	4	–
Deustche Bank, Poland	8	–
DBS Bank	49	25
HSBC Bank	483	283
ICICI Bank	1,435	560
IDBI Bank	909	550
ING Vysya Bank	25	53
Indian Overseas Bank	140	–
Jammu and Kashmir Bank	10	–
Kotak Mahindra Bank	61	–
Oriental Bank of Commerce	100	–
Punjab National Bank	994	480
Standard Chartered Bank	–	38
State Bank of Hyderabad	233	200
State Bank of India	126	2,109
State Bank of Mysore	496	500
Syndicate Bank	475	500
The Bank of Nova Scotia	–	350
Union Bank of India	93	85
Vijaya Bank	95	95
National Australia Bank Limited, Australia	312	228
	9,428	8,783
Deposits with corporations		
HDFC Limited, India	1,551	1,298
Sundaram BNP Paribus Home Finance Limited	4	–
	1,555	1,298
Total	12,111	10,993

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity instruments are classified as available-for-sale financial assets.

Investment in liquid mutual fund units is as follows:

(In Rs. crore)

	As of March 31,	
	2010	2009
Cost and fair value	2,518	-

Investment in unlisted equity instruments is as follows:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Cost	4	-
Gross unrealised holding gains	34	-
Fair value	38	-

During February 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of Rs. 166.58 per share, derived from quoted prices of the underlying marketable equity instruments. The total consideration amounted to Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore is included in other income. Additionally the remaining 2,154,100 shares have been fair valued at Rs. 38 crore and the resultant unrealized gain of Rs. 26 crore, net of taxes of Rs. 8 crore has been recognized in other comprehensive income. The fair value of Rs. 38 crore has been derived based on an agreed upon exchange ratio between these unlisted equity instruments and quoted prices of the underlying marketable equity instruments.

2.3 Business combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of Rs. 13 crore. Consequent to this acquisition, intellectual property rights amounting to Rs. 13 crore were recorded. Considering the economic benefits expected to be obtained from the intellectual property rights, this amount has been fully amortised during the previous year.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs.173 crore and a contingent consideration of upto Rs. 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were Rs. 40 crore and Rs.67 crore, respectively.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In Rs. crore)

Component	**Acquiree’s carrying amount**	**Fair value adjustments**	**Purchase price allocated**
Property, plant and equipment	5	–	5
Net current assets	9	–	9
Intangible assets-Customer contracts and relationships	–	48	48
Intangible assets-Computer software platform	–	13	13
	14	61	75
Goodwill			138
Total purchase price			213

The entire goodwill is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was Rs. 16 crore. Management expects the entire amount to be collected.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform has been amortized over a period of four months, based on management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(In Rs. crore)

Particulars	Consideration settled
Fair value of total consideration	
Cash paid	161
Liabilities settled in cash	12
Contingent consideration	40
Total	213

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between Rs. 67 crore and Rs. 93 crore.

Contingent consideration is fair valued by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the fair valuation are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In Rs. crore)

	As of March 31,	
	2010	2009
Current		
Rental deposits	36	34
Security deposits with service providers	63	37
Loans to employees	106	109
Prepaid expenses	39	35
Interest accrued and not due	9	6
Withholding taxes	343	167
Advance payments to vendors for supply of goods	19	15
Other assets	26	8
	641	411
Non-current		
Loans to employees	6	8
Deposit with corporation	337	253
Prepaid gratuity and other benefits	4	1
	347	262
	988	673
Financial assets in prepayments and other assets	557	447

Withholding taxes primarily consist of input tax credits. Other assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Property, plant and equipment consists of the following as of March 31, 2010:

(In Rs. crore)

	Gross carrying value	Accumulated depreciation	Carrying value
Land	327	–	327
Buildings	3,300	(745)	2,555
Plant and machinery	1,263	(648)	615
Computer equipment	1,251	(1,046)	205
Furniture and fixtures	765	(440)	325
Vehicles	5	(2)	3
Capital work-in-progress	409	–	409
	7,320	(2,881)	4,439

Property, plant and equipment consists of the following as of March 31, 2009:

(In Rs. crore)

	Gross carrying value	Accumulated depreciation	Carrying value
Land	285	–	285
Buildings	2,913	(535)	2,378
Plant and machinery	1,183	(521)	662
Computer equipment	1,233	(960)	273
Furniture and fixtures	774	(387)	387
Vehicles	4	(1)	3
Capital work-in-progress	677	–	677
	7,069	(2,404)	4,665

During the year ended March 31, 2010 and 2009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore, respectively, (carrying value Nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2010:

(In Rs. crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as of Apr 1, 2009	285	2,378	662	273	387	3	677	4,665
Additions/ (deletions)	42	387	212	199	101	1	(268)	674
Acquisition through business combination	–	–	–	5	–	–	–	5
Depreciation	–	(210)	(259)	(272)	(163)	(1)	–	(905)
Carrying value as of March 31, 2010	327	2,555	615	205	325	3	409	4,439

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2009:

(In Rs. crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as of April 1, 2008	230	1,580	453	228	270	3	1,324	4,088
Additions/ (deletions)	55	955	407	302	253	1	(647)	1,326
Depreciation	–	(157)	(198)	(257)	(136)	(1)	–	(749)
Carrying value as of March 31, 2009	285	2,378	662	273	387	3	677	4,665

The depreciation expense for year ended March 31, 2010 and 2009 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes Rs. 149 crore and Rs. 113 crore as of March 31, 2010 and 2009, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were Rs. 301 crore and Rs. 372 crore, as of March 31, 2010 and 2009, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Carrying value at the beginning	692	695
Goodwill recognized on acquisition (Refer Note 2.3)	138	–
Translation differences	(1)	(3)
Carrying value at the end	829	692

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:

(In Rs. crore)

Segment	As of March 31,	
	2010	2009
Financial services	403	269
Manufacturing	94	92
Telecom	15	14
Retail	228	228
Others	89	89
Total	829	692

The entire goodwill relating to Infosys BPO's acquisition of McCamish has been allocated to the 'Financial services' segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2010, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

	In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Gross carrying value at the beginning	56	44
Intellectual property rights (Refer Note 2.3)	–	13
Customer contracts and relationships (Refer Note 2.3)	48	–
Computer software platform (Refer Note 2.3)	13	–
Translation differences	–	(1)
Gross carrying value at the end	117	56
Accumulated amortization at the beginning	21	3
Amortization expense	37	18
Translation differences	3	–
Accumulated amortization at the end	61	21
Net carrying value	56	35

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during the year ended March 31, 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of March 31, 2010, the customer contracts have a remaining amortization period of five years.

The intangible customer contracts and relationships recognized at the time of McCamish acquisition are being amortized over a period of nine years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of March 31, 2010, the customer contracts and relationships have a remaining amortization period of nine years.

The intangible computer software platform recognized at the time of McCamish acquisition having a useful life of four months, being management's estimate of the useful life of the respective asset, based on the life over which economic benefits were expected to be realized, has been fully amortized.

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2010 and 2009 was Rs. 37 crore and Rs. 18 crore, respectively.

Research and development expense recognized in net profit in the statement of comprehensive income, for the year ended March 31, 2010 and 2009 was Rs. 435 crore and Rs. 237 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2010 were as follows:

(In Rs. crore)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:					
Cash and cash equivalents (Refer Note 2.1)	12,111	–	–	–	12,111
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,556	–	2,556
Investment in certificates of deposit	1,190	–	–	–	1,190
Trade receivables	3,494	–	–	–	3,494
Unbilled revenue	841	–	–	–	841
Derivative financial instruments	–	95	–	–	95
Prepayments and other assets (Refer Note 2.4)	557	–	–	–	557
Total	18,193	95	2,556	-	20,844
Liabilities:					
Trade payables	–	–	–	10	10
Client deposits	–	–	–	8	8
Employee benefit obligations (Refer Note 2.8)	–	–	–	302	302
Other liabilities (Refer Note 2.10)	–	–	–	1,492	1,492
Total	–	–	–	1,812	1,812

The carrying value and fair value of financial instruments by categories as of March 31, 2009 were as follows:

(In Rs. crore)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:					
Cash and cash equivalents (Refer Note 2.1)	10,993	–	–	–	10,993
Trade receivables	3,672	–	–	–	3,672
Unbilled revenue	750	–	–	–	750
Prepayments and other assets (Refer Note 2.4)	447	–	–	–	447
Total	15,862	-	-	-	15,862
Liabilities:					
Trade payables	–	–	–	27	27
Derivative financial instruments	–	114	–	–	114
Client deposits	–	–	–	5	5
Employee benefit obligations (Refer Note 2.8)	–	–	–	291	291
Other liabilities (Refer Note 2.10)	–	–	–	1,280	1,280
Total	-	114	-	1,603	1,717

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

(In Rs. crore)

	As of March 31, 2010	Fair value measurement at end of the reporting year using		
		Level 1	Level 2	Level 3
Assets				
Available- for- sale financial asset- Investments in liquid mutual fund units	2,518	2,518	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments	38	–	38	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	95	–	95	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	2009
Interest income on deposits	779	871
Income from available-for-sale financial assets	160	5
	939	876

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In millions)

	As of March 31,	
	2010	2009
Forward contracts		
In U.S. dollars	267	278
In Euro	22	27
In United Kingdom Pound Sterling	11	21
In Australian dollars	3	–
Option contracts		
In U.S. dollars	200	173

The Company recognized a net gain on derivative financial instruments of Rs. 299 crore during the year ended March 31, 2010, whereas the Company recorded a net loss of Rs. 760 crore on derivative financial instruments during the year ended March 31, 2009, which are included in other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In Rs. crore)

	As of March 31,	
	2010	2009
Not later than one month	280	342
Later than one month and not later than three months	825	1,000
Later than three months and not later than one year	1,205	1,270
	2,310	2,612

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Aggregate amount of outstanding forward and option contracts	2,310	2,612
Gains / (losses) on outstanding forward and option contracts	95	(114)

The outstanding foreign exchange forward and option contracts as of March 31, 2010 and 2009, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2010:

(In Rs. crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	764	46	31	315	123	1,279
Trade receivables	2,446	254	370	204	177	3,451
Unbilled revenue	567	72	110	32	39	820
Other assets	481	13	11	1	45	551
Trade payables	(1)	(1)	–	–	(7)	(9)
Client deposits	(7)	–	–	–	–	(7)
Accrued expenses	(254)	(16)	–	–	(26)	(296)
Accrued compensation to employees	(149)	(2)	–	–	(48)	(199)
Other liabilities	(1,128)	(137)	(56)	–	(36)	(1,357)
Net assets / (liabilities)	2,719	229	466	552	267	4,233

The following table analyzes foreign currency risk from financial instruments as of March 31, 2009:

(In Rs. crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	633	41	71	298	58	1,101
Trade receivables	2,440	295	587	14	310	3,646
Unbilled revenue	392	72	95	12	99	670
Other assets	14	1	2	2	5	24
Trade payables	(14)	–	–	–	(7)	(21)
Client deposits	(4)	–	(1)	–	–	(5)
Accrued expenses	(208)	(5)	(16)	(6)	(171)	(406)
Accrued compensation to employees	(157)	–	–	(10)	(22)	(189)
Other liabilities	(269)	(162)	(26)	(4)	(40)	(501)
Net assets / (liabilities)	2,827	242	712	306	232	4,319

For the year ended March 31, 2010 and 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the Company's operating margins by approximately 0.6% and 0.4% respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to Rs. 3,494 crore and Rs. 3,672 crore as of March 31, 2010 and 2009, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Year ended March 31,	
	2010	2009
Revenue from top customer	4.6	6.9
Revenue from top five customers	16.4	18.0

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposits are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity instruments. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, Rs. 2,184 crore and Rs. 2,166 crore as of March 31, 2010 and 2009, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables of Rs. 6 crore and Rs. 16 crore as of March 31, 2010 and 2009, respectively. The Company's credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the date of the invoice. The age wise break up of trade receivables, net of allowances that are past due, is given below:

(In Rs. crore)

	As of March 31,	
Period (in days)	**2010**	**2009**
31 – 60	1,161	1,256
61 – 90	116	182
More than 90	27	52

The allowance for impairment of trade receivables for the year ended March 31, 2010 and 2009 was less than Rs. 1 crore and Rs. 75 crore, respectively. The movement in the allowance for impairment of trade receivables is as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Balance at the beginning	106	41
Translation differences	2	(1)
Impairment loss recognized	–	75
Trade receivables written off	(6)	(9)
Balance at the end	102	106

Liquidity risk

As of March 31, 2010, the Company had a working capital of Rs. 17,735 crore including cash and cash equivalents of Rs. 12,111 crore, available-for-sale financial assets of Rs. 2,556 crore and investments in certificates of deposit of Rs. 1,190 crore. As of March 31, 2009, the Company had a working capital of Rs. 13,101 crore including cash and cash equivalents of Rs. 10,993 crore.

As of March 31, 2010 and 2009, the outstanding employee benefit obligations were Rs. 302 crore and Rs. 291 crore, respectively, which have been fully funded. Further, as of March 31, 2010 and 2009, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2010:

(In Rs. crore)

Particulars	**Less than 1 year**	**1-2 years**	**2-4 years**	**4-7 years**	**Total**
Trade payables	10	–	–	–	10
Client deposits	8	–	–	–	8
Other liabilities (Refer Note 2.10)	1,431	–	21	–	1,452
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	–	9	27	31	67

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2009:

(In Rs. crore)

Particulars	**Less than 1 year**	**1-2 years**	**2-4 years**	**4-7 years**	**Total**
Trade payables	27	–	–	–	27
Client deposits	5	–	–	–	5
Other liabilities (Refer Note 2.10)	1,224	26	30	–	1,280

As of March 31, 2010 and 2009, the Company had outstanding financial guarantees of Rs. 18 crore and Rs. 17 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company's knowledge there has been no breach of any term of the lease agreement as of March 31, 2010 and 2009.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Current		
Compensated absence	131	104
	131	104
Non-current		
Compensated absence	171	187
	171	187
	302	291

2.9 Provisions

Provisions comprise the following:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Provision for post sales client support	82	92

Provision for post sales client support represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Balance at the beginning	92	53
Provision recognized/ (reversed)	(2)	39
Provision utilized	(8)	–
Balance at the end	82	92

Provision for post sales client support for the year ended March 31, 2010 and 2009 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:

(In Rs. crore)

	As of March 31,	
	2010	2009
Current		
Accrued compensation to employees	667	543
Accrued expenses	606	609
Withholding taxes payable	250	218
Retainage	72	55
Unamortized negative past service cost (Refer Note 2.12.1)	26	29
Liabilities arising on consolidation of trusts	74	–
Others	12	17
	1,707	1,471
Non-current		
Liability towards acquisition of business (Refer Note 2.3)	40	-
Incentive accruals	21	56
	61	56
	1,768	1527
Financial liabilities included in other liabilities	1,452	1,280
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	67	-

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others consist of unclaimed dividends and amount payable towards acquisition of business.

2.11 Expenses by nature

(In Rs. crore)

	Year ended March 31	
	2010	2009
Employee benefit costs (Refer Note 2.12.4)	12,093	11,412
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	942	767
Travelling costs	692	845
Consultancy and professional charges	278	259
Cost of software packages	353	361
Communication costs	225	272
Cost of technical sub-contractors	372	396
Power and fuel	145	147
Office maintenance	165	168
Repairs and maintenance	95	80
Rates and taxes	31	34
Insurance charges	31	26
Commission	16	11
Branding and marketing expenses	73	89
Consumables	25	22
Provision for post-sales client support (Refer Note 2.9)	(2)	39
Allowance for impairment of trade receivables (Refer Note 2.7)	–	75
Postage and courier	12	11
Printing and stationery	12	13
Operating lease payments (Refer Note 2.15)	125	114
Others	149	131
Total cost of sales, selling and marketing expenses and administrative expenses	15,832	15,272

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2010, 2009 and 2008:

(In Rs. crore)

	As of March 31,		
	2010	2009	2008
Change in benefit obligations			
Benefit obligations at the beginning	267	224	225
Actuarial (gains)/ losses	(5)	1	(8)
Service cost	80	51	50
Interest cost	19	16	17
Benefits paid	(36)	(25)	(23)
Amendment in benefit plan	–	–	(37)
Benefit obligations at the end	325	267	224
Change in plan assets			
Fair value of plan assets at the beginning	268	236	225
Expected return on plan assets	25	17	18
Actuarial gains	1	5	2
Employer contributions	69	35	14
Benefits paid	(36)	(25)	(23)
Fair value of plan assets at the end	327	268	236
Funded status	2	1	12
Prepaid benefit	2	1	12

Net gratuity cost for the year ended March 31, 2010 and 2009 comprises the following components:

(In Rs. crore)

	Year ended March 31,	
	2010	2009
Service cost	80	51
Interest cost	19	16
Expected return on plan assets	(25)	(17)
Actuarial gains	(6)	(4)
Plan amendments	(3)	(4)
Net gratuity cost	65	42

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	2009
Cost of sales	57	37
Selling and marketing expenses	5	3
Administrative expenses	3	2
	65	42

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to Rs. 37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of Rs. 26 crore and Rs. 29 crore as of March 31, 2010 and 2009, respectively, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2010, 2009 and 2008 are set out below:

	As of March 31,		
	2010	2009	2008
Discount rate	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2010 and 2009 are set out below:

	Year ended March 31,	
	2010	2009
Discount rate	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	5.1%
Rate of return on plan assets	9.0%	7.0%

The Company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2010 and 2009, the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2010 and 2009 was Rs. 26 crore and Rs. 22 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2010 and 2009 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company expects to contribute approximately Rs. 61 crore to the gratuity trusts during fiscal 2011.

2.12.2 Superannuation

The Company contributed Rs. 91 crore and Rs. 80 crore to the superannuation plan during the year ended March 31, 2010 and 2009, respectively. Since fiscal 2008, a substantial portion of the monthly contribution amount is being paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	2009
Cost of sales	80	71
Selling and marketing expenses	7	6
Administrative expenses	4	3
	91	80

2.12.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the Company's actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the Company is unable to exhibit the related information.

The Company contributed Rs. 171 crore and Rs. 153 crore to the provident fund during the year ended March 31, 2010 and 2009, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Cost of sales	150	136
Selling and marketing expenses	13	11
Administrative expenses	8	6
	171	153

2.12.4 Employee benefit costs include:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Salaries and bonus	11,765	11,130
Defined contribution plans	112	96
Defined benefit plans	215	179
Share-based compensation	1	7
	12,093	11,412

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Cost of sales	10,617	10,112
Selling and marketing expenses	935	834
Administrative expenses	541	466
	12,093	11,412

2.13 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of Rs. 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of March 31, 2010 and 2009.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2010, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in

accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

The Board of Directors, in their meeting on April 13, 2010, proposed a final dividend of Rs. 15 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 12, 2010, and if approved, would result in a cash outflow of approximately Rs. 1,004 crore, inclusive of corporate dividend tax of Rs. 143 crore.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2010 and 2009 was Rs. 23.50 and Rs. 37.25, respectively.

2.13.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.14 Other income

Other income consists of the following:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Interest income on deposits	779	871
Exchange gains/ (losses) on forward and options contracts	299	(760)
Exchange gains/ (losses) on translation of other assets and liabilities	(269)	321
Income from available-for-sale financial assets/ investments	160	5
Others[1]	21	36
	990	473

[1] For the year ended March 31, 2009, others includes a net amount of Rs. 18 crore, consisting of Rs. 33 crore received from Axon Group Plc as inducement fee offset by Rs. 15 crore of expenses incurred towards the transaction.

2.15 Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was Rs. 125 crore and Rs. 114 crore for the year ended March 31, 2010 and 2009, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Within one year of the balance sheet date	84	80
Due in a period between one year and five years	249	223
Due after five years	62	72

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.16 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company's 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2010 and 2009 are set out below.

	Year ended March 31, 2010		**Year ended March 31, 2009**	
	Shares arising out of options	**Weighted average exercise price**	**Shares arising out of options**	**Weighted average exercise price**
1998 Plan:				
Outstanding at the beginning	916,759	904	1,530,447	813
Forfeited and expired	(60,424)	1,550	(158,102)	1,785
Exercised	(614,071)	854	(455,586)	890
Outstanding at the end	242,264	613	916,759	904
Exercisable at the end	242,264	613	916,759	904
1999 Plan:				
Outstanding at the beginning	925,806	1,253	1,494,693	1,163
Forfeited and expired	(340,264)	1,968	(190,188)	1,805
Exercised	(381,078)	821	(378,699)	620
Outstanding at the end	204,464	869	925,806	1,253
Exercisable at the end	184,759	735	851,301	1,177

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2010 and 2009 was Rs. 2,266 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010 and 2009 was Rs. 2,221 and Rs. 1,566, respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is Rs. 15 crore and Rs. 14 crore, respectively.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2010:

	Options outstanding			**Options exercisable**		
Range of exercise prices per share (Rs.)	**No. of shares arising out of options**	**Weighted Average remaining contractual life**	**Weighted average exercise price**	**No. of shares arising out of options**	**Weighted Average remaining contractual life**	**Weighted average exercise price**
1998 Plan:						
300-700	174,404	0.94	551	174,404	0.94	551
701-1,400	67,860	1.27	773	67,860	1.27	773
	242,264	1.03	613	242,264	1.03	613
1999 Plan:						
300-700	152,171	0.91	439	152,171	0.91	439
1,400-2,500	52,293	1.44	2,121	32,588	1.20	2,121
	204,464	1.05	869	184,759	0.97	735

The following table summarizes information about share options outstanding and exercisable as of March 31, 2009:

Range of exercise prices per share (Rs.)	Options outstanding: No. of shares arising out of options	Options outstanding: Weighted Average remaining contractual life	Options outstanding: Weighted average exercise price	Options exercisable: No. of shares arising out of options	Options exercisable: Weighted Average remaining contractual life	Options exercisable: Weighted average exercise price
1998 Plan:						
300-700	337,790	1.46	567	337,790	1.46	567
701-1,400	493,048	1.56	980	493,048	1.56	980
1,401-2,100	76,641	0.46	1,693	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899	2,400	0.02	2,899
	916,759	1.41	904	916,759	1.41	904
1999 Plan:						
300-700	300,976	1.55	429	300,976	1.55	429
701-1,400	223,102	0.60	802	223,102	0.60	802
1,401-2,500	401,728	1.06	2,121	327,223	0.75	2,121
	925,806	1.11	1,253	851,301	1.00	1,177

The Company recorded share-based compensation of Rs. 1 crore and Rs. 7 crore during the year ended March 31, 2010 and 2009, respectively.

2.17 Income taxes

Income tax expense in the statement of comprehensive income comprises:

(In Rs. crore)

	Year ended March 31, 2010	Year ended March 31, 2009
Current taxes		
Domestic taxes	1,594	690
Foreign taxes	465	345
	2,059	1,035
Deferred taxes		
Domestic taxes	(474)	(137)
Foreign taxes	96	21
	(378)	(116)
Income tax expense	1,681	919

Entire deferred income tax for the year ended March 31, 2010 and 2009 relates to origination and reversal of temporary differences.

Income tax benefits of Rs. 10 crore each on exercise of employee stock options have been recognized in share premium for the year ended March 31, 2010 and 2009, respectively. Further, for the year ended March 31, 2010, a deferred tax liability of Rs. 8 crore relating to an available-for-sale financial asset has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In Rs. crore)

	Year ended March 31, 2010	Year ended March 31, 2009
Profit before income taxes	7,900	6,894
Enacted tax rates in India	33.99%	33.99%
Computed expected tax expense	2,685	2,343
Foreign tax credit relief	(213)	–
Tax effect due to non-taxable income for Indian tax purposes	(551)	(1,513)
Tax effect due to set off provisions on brought forward losses	(104)	–
Tax reversals, net	(489)	(108)

Effect of exempt income	(51)	–
Interest and penalties	22	5
Effect of unrecognized deferred tax assets	16	30
Effect of differential foreign tax rates	84	84
Effect of non-deductible expenses	26	30
Temporary difference related to branch profits	247	37
Others	9	11
Income tax expense	1,681	919

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as 'Software Technology Parks' (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until March 31, 2011. Most of the Company's STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2010, Infosys' U.S. branch net assets amounted to approximately Rs. 2,267 crore. As of March 31, 2010, the Company has provided for branch profit tax of Rs. 232 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to Rs. 1,052 crore and Rs. 850 crore as of March 31, 2010 and 2009, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2010 and 2009 is as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	2009
Net current income tax asset/ (liability) at the beginning	(307)	(184)
Translation differences	(4)	–
Income tax benefit arising on exercise of stock options	10	10
Minimum alternate tax credit utilized[1]	549	–
Income tax paid	1,754	902
Income tax expense	(2,059)	(1,035)
Net current income tax asset/ (liability) at the end	(57)	(307)

[1] *Minimum alternate tax of Rs. 288 crore was recognized and utilized during the year ended March 31, 2010.*

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In Rs. crore)

	As of March 31,	
	2010	**2009**
Deferred income tax assets		
Property, plant and equipment	217	129
Minimum alternate tax credit carry-forwards	42	284
Deductible temporary difference on computer software	25	–
Trade receivables	28	8
Compensated absences	50	9
Accumulated subsidiary losses	86	–
Others	26	17
Total deferred income tax assets	474	447
Deferred income tax liabilities		
Intangible asset	(2)	(2)
Temporary difference related to branch profits	(232)	(37)
Available-for-sale financial asset	(8)	–
Total deferred income tax liabilities	(242)	(39)
Total deferred income tax assets	232	408
Deferred income tax assets to be recovered after 12 months	368	409
Deferred income tax liability to be settled after 12 months	(175)	(2)
Deferred income tax assets to be recovered within 12 months	106	38
Deferred income tax liability to be settled within 12 months	(67)	(37)
	232	408

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2010 and 2009 is as follows:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Net deferred income tax asset at the beginning	408	292
Translation differences	3	–
Credits relating to temporary differences	378	116
Minimum alternate tax credit utilized(1)	(549)	–
Temporary difference on available-for-sale financial asset	(8)	–
Net deferred income tax asset at the end	232	408

(1)Minimum alternate tax of Rs. 288 crore was recognized and utilized during the year ended March 31, 2010.

The credits relating to temporary differences during the year ended March 31, 2010 and 2009 are primarily on account of compensated absences, accumulated subsidiary losses and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The Company was required to pay MAT, and, accordingly, a deferred income tax asset of Rs. 42 crore and Rs. 284 crore has been recognized on the balance sheet as of March 31, 2010 and 2009, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,	
	2010	2009
Basic earnings per equity share - weighted average number of equity shares outstanding[(1)]	570,475,923	569,656,611
Effect of dilutive common equivalent shares - share options outstanding	640,108	972,970
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,116,031	570,629,581

[(1)] *Excludes treasury shares*

For the year ended March 31, 2009, options to purchase 48,000 equity shares and 401,728 equity shares under the 1998 Plan and the 1999 Plan, respectively, were not considered for calculating diluted earnings per equity share as their effect was anti-dilutive. For the year ended March 31, 2010 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of March 31,	
		2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o [(1)]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o [(1)]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited [(1)]	Thailand	99.98%	99.98%
Mainstream Software Pty. Ltd [(2)]	Australia	100%	100%
Infosys Sweden [(3)]	Sweden	100%	–
Infosys Brasil [(4)]	Brazil	100%	–
Infosys Consulting India Limited[(5)]	India	100%	–
Infosys Public Services, Inc. [(6)]	U.S.A	100%	–
McCamish Systems LLC[(1)] (Refer Note 2.3)	U.S.A	99.98%	–

[(1)] *Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.*

[(2)] *Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.*

[(3)] *During fiscal 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalised on July 8, 2009.*

[(4)] *On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA.*

[(5)] *On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited.*

[(6)] *On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc.*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plans of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees' Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(In Rs. crore)

	Year ended March 31,	
	2010	**2009**
Salaries and other short-term employee benefits	28	28
Other long-term benefits	3	1
	31	29

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

(in Rs. crore)

Year ended March 31, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,731	4,506	3,661	3,035	3,809	22,742
Identifiable operating expenses	3,068	1,993	1,284	1,243	1,544	9,132
Allocated expenses	1,953	1,139	926	767	964	5,749
Segment profit	2,710	1,374	1,451	1,025	1,301	7,861
Unallocable expenses						951
Operating profit						6,910
Other income, net						990
Profit before income taxes						7,900
Income tax expense						1,681
Net profit						6,219
Depreciation and amortization						942
Non-cash expenses other than depreciation and amortization						3

Year ended March 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,358	4,289	3,906	2,728	3,412	21,693
Identifiable operating expenses	3,042	1,830	1,431	1,120	1,347	8,770
Allocated expenses	1,942	1,133	1,033	720	900	5,728
Segment profit	2,374	1,326	1,442	888	1,165	7,195
Unallocable expenses						774
Operating profit						6,421
Other income, net						473
Profit before income taxes						6,894
Income tax expense						919
Net profit						5,975
Depreciation and amortization						767
Non-cash expenses other than depreciation and amortization						7

2.20.2 Geographic segments

(in Rs. crore)

Year ended March 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	14,972	5,237	270	2,263	22,742
Identifiable operating expenses	6,067	2,093	80	892	9,132
Allocated expenses	3,784	1,325	68	572	5,749
Segment profit	5,121	1,819	122	799	7,861
Unallocable expenses					951
Operating profit					6,910
Other income, net					990
Profit before income taxes					7,900
Income tax expense					1,681
Net profit					6,219
Depreciation and amortization					942
Non-cash expenses other than depreciation and amortization					3

Year ended March 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	13,736	5,705	284	1,968	21,693
Identifiable operating expenses	5,716	2,284	62	708	8,770
Allocated expenses	3,624	1,507	76	521	5,728
Segment profit	4,396	1,914	146	739	7,195
Unallocable expenses					774
Operating profit					6,421
Other income, net					473
Profit before income taxes					6,894
Income tax expense					919
Net profit					5,975
Depreciation and amortization					767
Non-cash expenses other than depreciation and amortization					7

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2010 and 2009.

2.21 Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The Company's management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the Company.

2.22 Tax contingencies

The Company has received demands from the Indian taxation authorities for payment of additional tax of Rs. 214 crore including interest of Rs. 39 crore, upon completion of their tax review for fiscal 2005 and fiscal 2006. The demands for fiscal 2005 and fiscal 2006 were received during fiscal 2009 and fiscal 2010, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The Company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The tax demand with regard to fiscal 2005 and fiscal 2006 is pending before the Commissioner of Income tax (Appeals), Bangalore.

Ratio analysis

	2010	2009	2008
Ratios – financial performance			
Export revenue / total revenue (%)	98.73	98.72	98.60
Domestic revenue / total revenue (%)	1.27	1.28	1.40
Software development expenses / total revenue (%)	54.68	55.00	56.72
Gross profit / total revenue (%)	45.32	45.00	43.28
Selling and marketing expenses / total revenue (%)	4.61	4.60	4.67
General and administration expenses / total revenue (%)	5.90	6.32	6.90
Selling, General and Administrative (SG&A) expenses / total revenue (%)	10.51	10.92	11.57
Aggregate employee costs / total revenue (%)	48.96	49.20	49.89
Operating profit (PBIDTA) / total revenue (%)	34.82	34.08	31.72
Depreciation and amortization / total revenue (%)	3.82	3.42	3.49
Operating profit after depreciation and interest / total revenue (%)	31.00	30.66	28.23
Other income / total revenue (%)	4.30	2.48	4.36
Provision for investments / total revenue (%)	(0.04)	–	–
Profit before tax / total revenue (%)	35.35	33.13	32.59
Tax / total revenue (%)	8.12	4.42	4.03
Effective tax rate – Tax / PBT (%)	22.98	13.33	12.35
Profit after tax[2] / total revenue (%)	27.22	28.72	28.57
Ratios – Balance Sheet			
Debt-equity ratio	–	–	–
Current ratio	4.46	4.72	3.28
Days Sales Outstanding (DSO)	56	61	72
Cash and equivalents / total assets (%)[1]	66.48	57.65	57.00
Cash and equivalents / total revenue (%)[1]	70.03	50.78	49.14
Capital expenditure / total revenue (%)	2.75	5.81	8.76
Operating cash flows / total revenue (%)	27.80	25.42	24.39
Depreciation / average gross block (%)	13.17	13.23	13.00
Technology investment / total revenue (%)	2.12	2.70	2.57
Ratios – return			
PAT[2] / average net worth (%)	28.89	37.18	36.26
ROCE (PBIT / average capital employed) (%)	37.51	42.90	41.38
Return on average invested capital (%)[1]	68.75	78.84	71.12
Capital output ratio	1.05	1.29	1.27
Invested capital output ratio[1]	2.81	3.03	2.76
Value added / total income (%)	84.45	83.68	85.97
Enterprise-value / total revenue (x)	6.40	3.23	4.76
Dividend / adjusted public offer price[3] (%)	3,368	3,166	1,785
Market price / adjusted public offer price (%)	3,52,465	1,78,800	1,94,008
Ratios – growth			
Overseas revenue (%)	4.33	29.65	19.28
Total revenue (%)	4.32	29.50	19.01
Operating profit before depreciation (%)	6.57	39.15	17.47
Net profit[2] (%)	(1.10)	30.18	18.35
Net profit after exceptional item (%)	(0.27)	30.18	18.16
Basic EPS[2] (%)	(1.26)	29.92	15.36
Basic EPS after exceptional item (%)	(0.42)	29.92	15.18
Ratios – per share			
Basic EPS[2](Rs.)	100.37	101.65	78.24
Basic EPS after exceptional item (Rs.)	101.22	101.65	78.24
Basic cash EPS[2]	114.46	113.77	87.80
Basic cash EPS after exceptional item	115.30	113.77	87.80
Price / earning, end of year[2]	26.06	13.02	18.40
Price / cash earnings, end of year[2]	22.85	11.64	16.40
PE / EPS growth[2]	(20.68)	0.44	1.20
Book value (Rs.)	384.01	310.90	235.84
Price / book value, end of year	6.81	4.26	6.11
Dividend per share (par value of Rs. 5/- each)[3]	25.00	23.50	13.25
Dividend[3] (%)	500	470	265
Dividend payout[3] (%)	29.09	27.03	19.83
Market capitalization / total revenue, end of year (x)	7.10	3.74	5.26

Notes: The ratio calculations are based on standalone Indian GAAP financial statements.

(1) Investments in liquid mutual funds and certificate of deposits have been considered as cash and cash equivalents for the purpose of above ratio analysis.

(2) Before exceptional item

(3) Excludes special dividend for fiscal 2008

Operating profit / total revenue (%)


31.72
34.08
34.82
2008
2009
2010

PAT[2] / total revenue (%)


28.57
28.72
27.22
2008
2009
2010

ROCE (PBIT / average capital employed) (%)


41.38
42.90
37.51
2008
2009
2010

Cash and equivalents[1] / total assets (%)


57.00
57.65
66.48
2008
2009
2010

Capital output ratio (x)


1.27
1.29
1.05
2008
2009
2010

Value added / total income (%)


85.97
83.68
84.45
2008
2009
2010

Basic EPS[2] (Rs.)


78.24
101.65
100.37
2008
2009
2010

Dividend per share[3] (Rs.)


13.25
23.50
25.00
2008
2009
2010

Price / earning[2] end of year (x)


18.40
13.02
26.06
2008
2009
2010

(1) Investments in liquid mutual funds and certificate of deposits have been considered as cash and cash equivalents for the purpose of above ratio analysis.
(2) Before exceptional item
(3) Excludes special dividend for fiscal 2008

Additional information

Employee strength and revenue growth since 1996

Fiscal	Employees	Growth %	IFRS (US $ million)[3]				Indian GAAP – Consolidated (Rs. crore)			
			Revenues	Growth %	Net Income[2]	Growth %	Income	Growth %	PAT[2]	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	[1]13	60	258	85	60	79
1999	3,766	45	121	77	[1]30	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	419	55	7,130	47	1,846	48
2006	52,715	43	2,152	35	555	32	9,521	34	2,458	33
2007	72,241	37	3,090	44	850	53	13,893	46	3,850	57
2008	91,187	26	4,176	35	1,155	36	16,692	20	4,659	21
2009	1,04,850	15	4,663	12	1,281	11	21,693	30	5,988	29
2010	1,13,796	9	4,804	3	1,313	2	22,742	5	6,218	4
5-year CAGR	25		25		26		26		27	

(1) *Excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998, respectively.*

(2) *Before exceptional items*

(3) *The data for the year 2007 and prior years is as per U.S. GAAP.*

Employee strength of the Infosys Group

	2010		2009	
Functional classification				
Software professionals	1,06,864	93.9%	97,349	92.9%
Sales and support	6,932	6.1%	7,501	7.1%
	1,13,796	100.0%	1,04,850	100.0%
Gender				
Male	75,674	66.5%	69,830	66.6%
Female	38,122	33.5%	35,020	33.4%
	1,13,796	100.0%	1,04,850	100.0%
Age profile				
20-25	55,334	48.6%	55,344	52.8%
26-30	38,162	33.5%	33,065	31.5%
31-40	18,208	16.0%	14,900	14.2%
41-50	1,729	1.5%	1,277	1.2%
51-60	333	0.4%	250	0.3%
60 and above	30	–	14	–
	1,13,796	100.0%	1,04,850	100.0%

Software development centers of Infosys Group

We have 63 global development centers of which 30 are in India – nine in Bangalore, four in Chennai and Pune, three in Mangalore, two each in Bhubaneswar, Chandigarh and Thiruvananthapuram, and one each in New Delhi, Hyderabad, Jaipur and Mysore. We have a global development center in Toronto, Canada. In addition, we have eleven proximity development centers in the United States Boston, Charlotte, Chicago, Fremont, Houston, New Jersey, Phoenix, Plano, Hartford , Atlanta and Bentonville; four in China and United Kingdom; three in Australia; two in Mexico; and one each in Czech Republic, Japan (Tokyo), Mauritius, Poland, Philippines, Thailand, France and Brazil. Infosys BPO Limited, Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden and Infosys Public Services are our wholly-owned subsidiaries.

Marketing offices of Infosys Group

We have 65 marketing offices around the world of which 61 are located outside India – 19 in the United States, four in Australia, three in Germany, two each in Switzerland, Canada, UAE, China, UK, Czech Republic and France and one each in Belgium, Denmark, Finland, Hong Kong, Italy, Ireland, Japan, Norway, Spain, Sweden, The Netherlands, Mauritius, Poland, Thailand, Mexico, Brazil, Russia, New Zealand, Singapore , Malaysia and the Philippines. Addresses of offices are provided in the *Global presence* section of the Annual Report.

American Depositary Share (ADS)

About ADSs

An American Depositary Share (ADS) is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-U.S. company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the United States to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

Difference between an ADS and a GDR

ADSs and Global Depositary Receipts (GDRs) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside the United States, typically in the United Kingdom.

Voting rights of ADS holders

In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote with respect to the equity shares representing the ADSs held by them.

Entitlement to cash dividends

Whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in US dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary's fees and expenses.

Disclosure policy

We have a written disclosure policy, which covers interaction with external constituents such as analysts, fund managers and the media.

Select historical data

in Rs. crore, except per share data, other information and ratios

	1982	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Financial performance											
Income	0.12	1,901	2,604	3,623	4,761	6,860	9,028	13,149	15,648	20,264	21,140
Operating profit (PBIDTA)	0.04	765	1,038	1,272	1,584	2,325	2,989	4,225	4,963	6,906	7,360
Interest	–	–	–	–	–	–	–	–	–	–	–
Depreciation	–	113	161	189	231	268	409	469	546	694	807
Provision for taxation	–	73	135	201	227	325	303	352	630	895	1,717
Profit after tax[2]	0.04	623	808	958	1,243	1,859	2,421	3,777	4,470	5,819	5,755
Dividend	–	66	132	179	196	310	412	649	758	1,345	1,434
One-time / Special dividend	–	–	–	–	668	–	830	–	1,144	–	–
Margins (%)											
Operating profit margin	33.3	40.2	39.9	35.1	33.3	33.9	33.1	32.1	31.7	34.1	34.8
Net profit margin[2]	33.3	32.8	31.0	26.4	26.1	27.1	26.8	28.7	28.6	28.7	27.2
Return on average net worth[2]	96.9	56.1	46.6	38.8	40.7	43.8	39.9	41.9	36.3	37.2	28.9
Return on average capital employed	96.9	62.6	54.4	46.9	48.1	51.4	44.9	45.7	41.4	42.9	37.5
Per share data (Rs.)[1]											
Basic EPS[2]	–	11.78	15.27	18.09	23.43	34.63	44.34	67.82	78.24	101.65	100.37
Dividend	–	1.25	2.50	3.38	3.69	5.75	7.50	11.50	13.25	23.5	25.0
One-time / Special dividend	–	–	–	–	12.50	–	15.00	–	20.00	–	–
Book value	–	26.26	39.29	53.98	61.03	96.87	125.15	195.41	235.84	310.90	384.01
Financial position											
Share capital	–	33	33	33	33	135	138	286	286	286	287
Reserves and surplus	0.04	1,357	2,047	2,828	3,220	5,107	6,759	10,876	13,204	17,523	21,749
Net worth	0.04	1,390	2,080	2,861	3,253	5,242	6,897	11,162	13,490	17,809	22,036
Debt	–	–	–	–	–	–	–	–	–	–	–
Gross block	–	631	961	1,273	1,570	2,183	2,837	3,889	4,508	5,986	6,357
Capital expenditure	–	463	323	219	430	794	1,048	1,443	1,370	1,177	581
Cash and cash equivalents	0.02	578	1,027	1,639	1,819	1,683	3,779	5,610	7,689	10,289	11,297
Investment in liquid mutual funds and certificate of deposits	–	–	–	–	930	1,168	684	–	–	–	3,507
Net current assets	0.06	798	1,293	2,018	1,220	2,384	3,832	7,137	8,496	12,288	13,131
Total assets	0.04	1,390	2,080	2,861	3,253	5,242	6,897	11,162	13,490	17,846	22,268
Shareholding related											
Number of shareholders	7	89,643	88,650	77,010	66,945	1,58,725	1,95,956	4,88,869	5,55,562	4,96,907	3,81,716
Market capitalization – period end	NA	26,926	24,654	26,847	32,909	61,073	82,154	1,15,307	82,362	75,837	1,50,110
Public shareholding (%)[3]	–	67.69	68.08	68.32	65.56	70.20	66.55	64.35	64.31	64.38	65.32
Credit rating											
Standard & Poor's						BBB	BBB	BBB	BBB+	BBB+	BBB+
Dun & Bradstreet					5A1	5A1	5A1	5A1	5A1	5A1	5A1
Corporate governance rating											
CRISIL – (GVC)					Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1
ICRA					CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1

Note: The above figures are based on Indian GAAP (standalone).

(1) Calculated on a per share basis, adjusted for bonus issues in previous years

(2) Excluding extraordinary activities / exceptional items

(3) Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders)

Revenue segmentation

Geographic segmentation

in %

	2010	2009	2008	2007	2006
North America	65.8	63.2	62.0	63.3	64.8
Europe	23.0	26.4	28.1	26.4	24.5
India	1.2	1.3	1.3	1.6	1.7
Rest of the World	10.0	9.1	8.6	8.7	9.0
Total	100.0	100.0	100.0	100.0	100.0

Industry segmentation

in %

	2010	2009	2008	2007	2006
Manufacturing	19.8	19.7	14.7	13.5	13.9
Banking, financial services and insurance	34.0	33.9	35.7	37.4	36.0
Banking and financial services	26.3	26.7	28.5	30.2	28.5
Insurance	7.7	7.2	7.2	7.2	7.5
Telecom	16.1	18.1	21.6	19.3	16.5
Retail	13.3	12.6	11.8	10.0	10.1
Energy and utilities	5.9	5.7	5.2	5.3	4.7
Transportation	2.0	2.3	2.5	2.4	5.1
Others	8.9	7.7	8.5	12.1	13.7
Total	100.0	100.0	100.0	100.0	100.0

Project type

in %

	2010	2009	2008	2007	2006
Fixed price	38.5	35.4	31.0	26.7	28.1
Time and material	61.5	64.6	69.0	73.3	71.9
Total	100.0	100.0	100.0	100.0	100.0

Service offering

in %


Geographic segmentation - 2010
1.2%
10.0%
23.0%
65.8%
North America
Europe
India
Rest of the World


Industry segmentation - 2010
5.9%
2.0%
8.9%
19.8%
13.3%
16.1%
34.0%
Manufacturing
Banking, financial services and insurance
Telecom
Retail
Energy and utilities
Transportation
Others

Statutory obligations

Software Technology Park (STP) scheme

We have set up Software Technology Parks (STPs), which are 100% export-oriented units, for the development of software at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of three years. Beginning April 2003, the export obligation is restricted to net foreign exchange earnings for that particular financial year on duty-free import of capital goods, or duty-free purchase of goods subject to excise. All STP units started after March 2003 are subject to the new guidelines on calculation of export obligation as stated above. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government, which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by us, on a global basis, for all its STP units together, is as follows :

in Rs. crore

Fiscal	Export obligation	Export obligation fulfilled	Excess / (shortfall)	Cumulative excess / (shortfall)
1994	3	8	5	5
1995	8	16	8	13
1996	28	48	20	33
1997	40	69	29	62
1998	74	142	68	130
1999	125	306	181	311
2000	107	493	386	697
2001	360	1,010	650	1,347
2002	462	1,360	898	2,245
2003	547	1,611	1,064	3,309
2004[(1)]	1,688	2,710	1,022	4,331
2005	315	3,439	3,124	7,455
2006	451	5,585	5,134	12,589
2007	764	6,732	5,968	18,557
2008	771	7,606	6,835	25,392
2009	679	11,355	10,676	36,068
2010	516	9,908	9,392	45,463

(1) *The cumulative balance of export obligation was adjusted during the year.*

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by us since 1993, amounts to Rs. 720 crore.

We have fulfilled our export obligations on a global basis for all our operations under the Software Technology Park scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future. The export obligation in fiscal 2004 was higher on account of setting off cumulative export obligations for and including 2004 in the same year.

Special Economic Zone (SEZ) scheme

Our first Special Economic Zone (SEZ) unit, became operational at Mahindra World City (a private multi-product Special Economic Zone), Chennai, in the financial year 2005-06, with an approved area of about 75.06 acres. We established our second SEZ unit at Chandigarh (Rajiv Gandhi Chandigarh Technology Park), with an approved area of about 30.22 acres, in the financial year 2006-07. During the financial year 2007-08, we established SEZs at Pune and Mangalore with an approved area of about

77.82 acres and 309 acres respectively. During the financial year 2009-10 one more SEZ at Thiruvananthapuram, with an approved area of about 50 acres, commenced production. The SEZ Unit came into existence under the new Special Economic Zones Act, 2005 ("the SEZ Act").

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for further five years. Certain tax benefits are also available for further five years, subject to the unit meeting defined conditions. Other fiscal benefits including indirect tax waivers are being extended for setting up, operating and maintaining the unit.

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These currently include: (i) deduction of export profit from the operation of software development facilities designated as Software Technology Parks (the STP tax deduction) and (ii) deduction of export profits from units in Special Economic Zones.

The period for which STP tax deduction is available to each STP was restricted to ten consecutive years, starting from the financial year when the unit started producing computer software or March 31, 2009, whichever is earlier. The Finance Act 2008 and 2009, extended the availability of the ten-year tax holiday by two more years (one year by Finance Act 2008 and one more year by Finance Act 2009), such that the tax holiday will be available until the earlier of fiscal year 2011 or 10 years after the commencement of production by the undertaking. The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park scheme and for Special Economic Zones is valid, are presented in the Management's discussion and analysis section of the Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate, well below the statutory rates for us. There is no assurance that the Government of India will continue to provide these incentives.

The government may reduce or eliminate the tax exemptions provided to Indian exporters at any time in the future. This may result in our export profits being fully taxed, and may adversely affect the post-tax profits in the future.

On a full tax-paid basis, without any duty concessions on equipment, hardware and software, our post-tax profits for the relevant years are estimated as follows:

in Rs. crore, except per share data

	2010	2009	2008
Profit before tax and exceptional items	7,899	6,907	5,344
Less : Additional depreciation on duty waived for certain assets	70	90	84
Reduction in other income	49	68	58
Adjusted profit before tax	7,780	6,749	5,202
Less : Income tax on the above on full tax basis	2,760	2,142	1,838
Restated profit after tax	5,020	4,607	3,364
Restated basic EPS (Rs.)	87.99	80.47	58.87

Note : The figures above are based on consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. We have provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Human resource valuation

A fundamental dichotomy in accounting practices is between human and non-human capital. As a standard practice, non-human capital is considered as assets and reported in the financial statements, whereas human capital is mostly ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

We have used the Lev & Schwartz model to compute the value of human resources. The evaluation is based on the present value of future earnings of employees and on the following assumptions:

a) Employee compensation includes all direct and indirect benefits earned both in India and overseas
b) The incremental earnings based on group / age have been considered
c) The future earnings have been discounted at the cost of capital of 10.60% (previous year – 12.18%).

in Rs. crore, unless stated otherwise

	2010	2009
Employees (no.)		
Software professionals	1,06,864	97,349
Support	6,932	7,501
Total	1,13,796	1,04,850
Value of human resources		
Software professionals	1,06,173	95,600
Support	7,114	6,533
Total	1,13,287	1,02,133
Total income	22,742	21,693
Total employee cost	12,085	11,405
Value-added	20,937	19,073
Net profits excluding exceptional items	6,218	5,988
Ratios		
Value of human resources per employee	1.00	0.97
Total income / human resources value (ratio)	0.20	0.21
Employee cost / human resources value (%)	10.7	11.2
Value-added / human resources value (ratio)	0.18	0.19
Return on human resources value (%)	5.5	5.9

Value-added statement

in Rs. crore

	2010		2009		Growth %
Value-added					
Income	22,742		21,693		4.8
Less: Operating expenses excluding personnel costs					
Software development and business process management expenses	1,461		1,656		
Selling and marketing expenses	250		272		
General and administration expenses	1,085		1,165		
	2,796		3,093		
Value-added from operations	19,946		18,600		7.2
Other income (including exceptional items)	991		473		
Total value-added	20,937		19,073		9.8
Distribution of value-added					
Human resources					
Salaries and bonus	12,085	57.7	11,405	59.8	6.0
Providers of capital					
Dividend	1,434	6.8	1,345	7.1	6.6
Minority interest	–	–	–	–	–
Interest on debt	–	–	–	–	–
	1,434	6.8	1,345	7.1	6.6
Taxes					
Corporate income taxes	1,681	8.0	919	4.8	82.9
Dividend tax	240	1.1	228	1.2	5.3
	1,921	9.2	1,147	6.0	67.5
Income retained in business					
Depreciation	905	4.3	761	4.0	18.9
Retained in business	4,592	21.9	4,415	23.1	4.0
	5,497	26.3	5,176	27.1	6.2
Total	20,937	100.0	19,073	100.0	9.8

Note: The figures above are based on the consolidated Indian GAAP financial statements.

Brand valuation

The strength of the invisible

From time-to-time, we have used various models for evaluating assets of the Balance Sheet to bring certain advances in financial reporting to the notice of our shareholders. The aim of such modeling is to lead the debate on the Balance Sheet of the next millennium. These models are still the subject of debate among researchers and using them data in projecting the future is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

A Balance Sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a high-tech company.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value of highly branded companies, and brought brand valuation to the fore. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trustmark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, servicing, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a period.

The fifth annual BRANDZ™ Top 100 Most Powerful Brands ranking published in cooperation with the Financial Times was announced in April 2010 by Millward Brown. According to the report, Google topped the ranking with a brand value of US $114 billion. The market capitalization of Google at that time was US 161.64 billion. Thus, 70.8% of market capitalization represented its brand value. The contribution of brand value in commanding price premiums and decreased cost of entry into new markets and categories is significant. Companies adapt strategic approaches and best practice methodologies to improve their brand value.

(Source: www.nasdaq.com)

Approach to brand valuation

The task of measuring brand value is a complex process. Several models are available for assessing brand value. The most widely used is the brand-earnings-multiple model. There are several variants of this model.

We have adapted the generic brand-earnings-multiple model (reference: 'Valuation of Trademarks and Brand Names' by Michael Birkin in the book, Brand Valuation, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, 'Infosys'. The methodology followed for valuing our brand is as follows:

- Determine brand profits by eliminating the non-brand profits from the total profits
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes
- Determine the brand-strength or brand-earnings multiple.

Brand-strength multiple is a function of several factors such as leadership, stability, market, internationality, trend, support and protection. We have evaluated these factors on a scale of 1 to 100 internally, based on the information available.

Brand valuation

in Rs. crore

	2010	2009	2008
Profit before interest and tax	7,899	6,907	5,344
Less : Non-brand income	849	426	634
Adjusted profit before tax	7,050	6,481	4,710
Inflation factor	1.000	1.040	1.081
Present value of brand profits	7,050	6,737	5,090
Weightage factor	3	2	1
Weighted average profits	6,619	–	–
Remuneration of capital	1,033	–	–
Brand-related profits	5,586	–	–
Tax	1,899	–	–
Brand earnings	3,687	–	–
Brand multiple	10.01	–	–
Brand value	36,907	–	–

Assumptions:

- The figures above are based on consolidated Indian GAAP financial statements
- Brand revenue is total revenue excluding other income after adjusting for cost of earning such income, since this is an exercise to determine our brand value as a company and not for any of our products or services
- Inflation is assumed at 3.8% per annum, 5% of the average capital employed is used for purposes other than promotion of the brand and tax rate is at 33.99%
- The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information)

in Rs. crore

	2010	2009	2008
Brand value	36,907	32,345	31,863
Market capitalization	1,50,110	75,837	82,362
Brand value as a percentage of market capitalization (%)	24.6	42.7	38.7
Brand value / revenue (x)	1.62	1.49	1.91

Economic Value-Added (EVA®) statement

Economic Value-Added is the surplus generated by an entity after meeting an equitable charge towards providers of capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value, and companies which earn lower returns than cost of capital are deemed harmful for shareholder value.

in Rs. crore, except as otherwise stated

	2010	2009	2008	2007	2006
Cost of capital					
Return on risk free investment (%)	7.20	7.00	8.00	8.00	7.50
Market premium (%)	5.00	7.00	7.00	7.00	7.00
Beta variant	0.68	0.74	0.76	0.99	0.78
Cost of equity (%)	10.60	12.18	13.32	14.97	12.96
Average debt / total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	10.60	12.18	13.32	14.97	12.96
Average capital employed	20,786	16,025	12,527	9,147	6,177
Economic Value-Added (EVA®)					
Operating profits	6,956	6,434	4,640	3,877	2,654
Less: Tax	1,681	919	685	386	313
Cost of capital	2,203	1,952	1,669	1,369	801
Economic Value-Added	3,072	3,563	2,286	2,122	1,540
Enterprise value					
Market value of equity	1,50,110	75,837	82,362	1,15,307	82,154
Add: Debt	–	–	–	–	–
Less : Cash and cash equivalents	15,819	10,993	8,307	6,033	4,709
Enterprise value	1,34,291	64,844	74,055	1,09,274	77,445
Return ratios					
PAT / average capital employed (%)	30.1	37.4	37.2	42.2	40.1
EVA® / average capital employed (%)	14.8	22.2	18.2	23.2	24.9
Enterprise value / average capital employed (x)	6.5	4.0	5.9	11.9	12.5
Growth (%)					
Operating profits	8.1	38.7	19.7	46.1	29.6
Average capital employed	29.7	27.9	37.0	48.1	42.6
EVA®	(13.8)	55.9	7.7	37.8	36.0
Market value of equity	97.9	(7.9)	(28.6)	40.4	34.5
Enterprise value	107.1	(12.4)	(32.2)	41.1	33.4

Note : *Cost of equity = return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India.*
Figures above are based on consolidated Indian GAAP financial statements.
Cash and cash equivalents includes investments in liquid mutual funds and certificate of deposits.


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
120%
100%
80%
60%
40%
20%
0%

	2006	2007	2008	2009	2010
EVA (Rs.Cr.)	1,540	2,964	3,036	3,563	3,072
PAT as a % of avg capital employed	40%	110%	68%	37%	30%

Balance sheet including intangible assets

As at March 31,

in Rs. crore

	2010	2009
SOURCES OF FUNDS		
Shareholders' funds		
Share capital	286	286
Reserves and surplus		
Capital reserves – intangible assets	1,50,194	1,34,478
Other reserves	22,763	17,968
Deferred tax liability	232	37
	1,73,475	1,52,769
Minority interest	–	–
	1,73,475	1,52,769
APPLICATIONS OF FUNDS		
Fixed assets		
At cost	7,839	7,093
Less : Accumulated depreciation	2,893	2,416
Net block	4,946	4,677
Add : Capital work-in-progress	409	677
	5,355	5,354
Intangible assets		
Brand value	36,907	32,345
Human resources	1,13,287	1,02,133
	1,50,194	1,34,478
Investments	3,712	–
Deferred tax assets	432	163
Current assets, loans and advances		
Sundry debtors	3,494	3,672
Cash and bank balances	10,556	9,695
Loans and advances	4,187	3,279
	18,237	16,646
Less : Current liabilities and provisions		
Current liabilities	2,343	2,004
Provisions	2,112	1,868
Net current assets	13,782	12,774
	1,73,475	1,52,769

Notes : The figures above are based on consolidated Indian GAAP financial statements.
This Balance Sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

Intangible assets score sheet

We caution investors that this data is provided only as additional information to them. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.

From the 1840s to the early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate Balance Sheet. The managements of companies valued these resources and linked all their performance goals and matrices to these assets – Return on Investment and capital turnover ratio. The market capitalization of companies also followed the value of tangible assets shown in the Balance Sheet with the difference seldom being above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. In short, intangible assets are the key drivers of market value in this new economy.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adaptation, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marquee clients.

Intangible assets

The intangible assets of a company can be classified into four major categories : human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills of the employees of an organization.

Intellectual property assets

Intellectual Property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies and communication systems.

External assets

External assets are market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the Company) and brand value.

The score sheet

We published models for valuing two of our most important intangible assets – human resources and the "Infosys" brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled, The New Organizational Wealth, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

Clients

The growth in revenue is 3% this year, compared to 12% in the previous year (in US $). Our most valuable intangible asset is our client base. Marquee clients or image-enhancing clients contributed 50% of revenues during the year. They gave stability to our revenues and also reduced our marketing costs.

The high percentage 97.3% of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of our clients. The largest client contributed 4.6% to our revenue, compared to 6.9% during the previous year. The top 5 and 10 clients contributed around 16.4% and 26.2% to our revenue respectively, compared to 18.0% and 27.7% respectively, during the previous year. Our strategy is to increase our client base and, thereby, reduce the risk of depending on a few large clients.

During the year, we added 141 new clients compared to 156 in the previous year. We derived revenue from customers located in 66 countries against 67 countries in the previous year. Sales per client grew by around 3.7% from US $8.05 million in the previous year to US $8.35 million this year. Days Sales Outstanding (DSO) was 59 days this year compared to 62 days in the previous year.

Organization

During the current year, we invested around 2.58% of the value-added (2.37% of revenues) on technology infrastructure, and around 2.09% of the value-added (1.93% of revenues) on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 30.4 years, as against the previous year's average age of 29.6 years. The sales per support staff has come down during the year compared to the previous year and the proportion of support staff to the total organizational staff, has improved over the previous year.

People

We are in a people-oriented business. We added 27,639 employees this year on gross basis (net 8,946) from 28,231 (net 13,663) in the previous year. We added 4,895 laterals this year against 5,796 in the previous year. The education index of employees has gone up substantially to 2,96,586 from 2,72,644. This reflects the quality of our employees. Our employee strength comprises people from 83 nationalities March 31, 2010 . The average age of employees as at March 31, 2010 was 27. Attrition was 13.4% for this year compared to 11.1% in the previous year (excluding subsidiaries).

Notes

- Marquee or image-enhancing clients are those who enhance the company's market-worthiness, typically, Global 1,000 clients. They are often reference clients for us.
- Sales per client is calculated by dividing total revenue by the total number of clients.
- Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year too.
- Value-added statement is the revenue less payment to all outside resources. The statement is provided in the Value-added statement section of this document.
- Technology investment includes all investments in hardware and software, while total investment in the organization is the investment in our fixed assets.
- The average proportion of support staff is the average number of support staff to average total staff strength.
- Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)

The education index is shown as at the year end, with primary education calculated as 1, secondary education as 2 and tertiary education as 3.

External structure – our clients

	2010	2009
Growth / renewal		
Revenue growth (%)		
In US Dollar terms	3	12
In Rupee terms	5	30
Exports / total revenue (%)	99	99
Clients		
Total	575	579
Added during the year	141	156
Marquee clients		
Total	126	99
Added during the year	19	7
Revenue contribution (%)	50	44
Revenue derived – Number of countries	66	67
Efficiency		
Sales / Client		
US $ million	8.35	8.05
Rs. crore	39.55	37.47
Sales and marketing expenses / revenue (%)	5.21	5.09
DSO (days)	59	62
Provision for debts / revenue (%)	–	0.35
Stability		
Repeat business (%)	97.3	97.6
No. of clients accounting > 5% of revenue	–	1
Client concentration		
Top client (%)	4.6	6.9
Top five clients (%)	16.4	18.0
Top ten clients (%)	26.2	27.7
Client distribution		
1 million dollar +	338	327
5 million dollar +	159	151
10 million dollar +	97	101
20 million dollar +	59	59
30 million dollar +	41	39
40 million dollar +	33	30
50 million dollar +	26	20
60 million dollar +	16	16
70 million dollar +	12	12
80 million dollar +	10	10
90 million dollar +	8	7
100 million dollar +	6	4
200 million dollar +	1	1
300 million dollar +	–	1

Internal structure – our organization

	2010	2009
Growth / renewal		
R&D		
R&D / total revenue (%)	1.93	1.24
R&D / value-added (%)	2.09	1.41
Technology investment		
Investment / revenue (%)	2.37	2.93
Investment / value-added (%)	2.58	3.33
Total investment		
Total investment / total revenue (%)	2.97	6.12
Total investment / value-added (%)	3.22	6.96
Efficiency		
Sales per support staff		
US $ million	0.84	0.94
Rs. crore	4.00	4.35
General and admin expenses / revenue (%)	7.15	7.51
Average proportion of support staff (%)	5.36	5.04
Stability		
Average age of support staff (years)	30.4	29.6

Competence – our people

	2010	2009
Growth / renewal		
Total employees	1,13,796	1,04,850
Added during the year		
Gross	27,639	28,231
Net	8,946	13,663
Laterals added	4,895	5,796
Staff education index	2,96,586	2,72,644
Employees – Number of nationalities	83	76
Gender classification (%)		
Male	66.5	66.6
Female	33.5	33.4
Number of non-Indian national employees	6,064	4,698
Efficiency		
Value-added / employee (Rs. crore)		
Software professionals	0.21	0.20
Total employees	0.20	0.19
Value-added / employee ($ million)		
Software professionals	0.04	0.04
Total employees	0.04	0.04
Stability		
Average age of employees (years)	27	26
Attrition – excluding subsidiaries (%)	13.4	11.1
Attrition – excluding involuntary separation (%)	10.4	9.1

Note : The above figures are based on consolidated financial statements.

Value Reporting™

At Infosys, we have always believed that information asymmetry between the Management and shareholders should be minimized. Accordingly, we have always been at the forefront in practicing progressive and transparent disclosures. We were the first in India to adopt the U.S. Generally Accepted Accounting Principles (U.S. GAAP). Further, we were the first foreign private issuer in India to file primary financial statements with Securities and Exchange Commission (SEC) in accordance with the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Thereafter, we rapidly progressed to additional disclosures that give deeper insights to the way we run our business and into our value creation. We continue to provide additional information even though it is not mandated by law because we believe that it will enable investors to make more informed choices about our performance.

The book, The Value Reporting Revolution : Moving Beyond the Earnings Game, authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated to accounting firm PricewaterhouseCoopers, (published by John Wiley & Sons, Inc., USA, ©2001), acknowledged the need to go beyond GAAP in providing information to shareholders. In their book, Building Public Trust : The Future of Corporate Reporting (published by John Wiley & Sons, Inc., USA, ©2002 PricewaterhouseCoopers), our business model and reporting were referred in detail.

We believe the following Value Reporting™ paradigm applies to us :

The Value Reporting™ paradigm


Infosys Group
Better Managed Business
Creation
• Create sustainable customer value through our service and solution offerings
• Grow responsibly with industry benchmarks profitability
Preservation
• Exercise judicious control over expenses to maintain the rate of earnings
• De-risk growth to ensure safeguard of our value base
Realization
• Seek to meet or exceed our communicated goals
• Seek to realize shareholder expectations through benchmark investor communications and desired returns
Infosys Investors

We identified the need to provide a range of non-financial parameters early in our existence – before our Indian public offering in 1993.

To reduce information asymmetry, we make the following disclosures in addition to the mandated Indian and IFRS financial statements and supplementary data as required by the relevant statutes :

- Brand valuation
- Balance Sheet including intangible assets

- Economic Value-Added (EVA®) statement
- Intangible asset scorecard
- Risk management report
- Human resource accounting and value-added statement

The Corporate Reporting™ framework


Market Overview
• Competitive environment
• Regulatory environment
• Macro environment
Strategy & Structure
• Goals and objectives
• Governance
• Risk framework
• Organizational design
• Innovation
Managing for value
• Financial assets
• Physical assets
• Customers
• People
• Brands & intellectual assets
• Supply chain
• Society
Performance
• Economic
• Operating
• Environmental, social and ethical
• Segmental

By adopting similar internal measures to evaluate business performance, our employees are adjudged based on metrics that are additional to the financials. This balances financial and non-financial performance across all levels of the organization. Accordingly, we seek to align the measures by which stakeholders measure our performance with what results in employee rewards.

In addition to the Annual Report, a Sustainability Report measuring compliance against the Global Reporting Initiatives (GRI) is also being published since fiscal 2008.

In fiscal 2005, we adopted and furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC) for the first time. We are the fourth Company worldwide to adopt XBRL. As the SEC website is under preparation for acceptance of IFRS XBRL filings, we have not been furnishing our IFRS filings after March 31, 2009 although we have completed a pilot testing on XBRL statements in IFRS.

The book, One Report: Integrated Reporting for a Sustainable Strategy , authored by Robert Eccles and Michael Krzus, (published by John Wiley & Sons, Inc., USA, ©2010), analyses the need to give one integrated report for financial and non-financial measures for providing information to shareholders. Although currently we give all the information in various reports we would be striving towards an integrated report in future.

In the coming years, we will continue in our commitment to furnish additional qualitative information to help our shareholders better understand the management of our business.

Management Structure


Chairman & Chief Mentor
Narayana Murthy N. R.
Chief Executive Officer & Managing Director
Gopalakrishnan S.
Chief Operating Officer & Director
Shibulal S. D.
Director & Head – Delivery Excellence
Srinath Batni
Director & Head – CDG, IS and Quality & Productivity
Dinesh K.
Director & Head – Finacle, Admin, HRD, ILI, E&R
Mohandas Pai T. V.
Chief Financial Officer
Balakrishnan V. (SVP)
Banking & Capital Markets (BCM)
Strategic Global Sourcing
Ashok Vemuri
(SVP & Member of EC)
Enterprise Solutions (ES)
Chandra Shekar Kakal
(SVP & Member of EC)
Manufacturing (MFG)
Product Engineering (PE)
Product Lifecycle and Engineering Solutions (PLES)
Srinivas B. G.
(SVP & Member of EC)
Communications, Media & Entertainment (CME)
Global Sales, Alliances & Marketing
Independent Validation Solutions (IVS)
Subhash Dhar
(SVP & Member of EC)
Consulting Solutions (CS)
Stephen Pratt
(CEO & Managing Director, IC)
India Business Unit (IND)
Binod H. R. (SVP)
Insurance, Healthcare & Life Sciences (IHL)
Eric Paternoster (SVP)
Energy, Utilities & Services (EUS)
Systems Integration (SI)
Prasad Thrikutam (SVP)
Retail, Consumer Packaged Goods & Logistics (RETL)
Infrastructure Management Services (IMS)
Pravin Rao U. B. (SVP)
New Markets & Services (NMS)
Dheeshjith V. G. (VP)
Security Audit & Architecture
Mallya P. D. (VP)
SETLabs & Microsoft Technology Centre
Subramanyam G. V. (VP)
Computers & Communications Division
Muralikrishna K. (VP)
Quality & Productivity
Satyendra Kumar (SVP)
Communication Design Group
Sridhar Marri (VP)
Information Systems
Surya Prakash K. (VP)
Finacle
Haragopal M. (VP)
Administration, Commercial Facilities, Infrastructure & Security
Ramadas Kamath U. (SVP)
Human Resources Development
Nandita Gurjar (SVP)
Infosys Leadership Institute
Mathew Barney (VP)
Education & Research
Srikantan Moorthy (VP)
Chief Risk Officer
Ranganath D. M. (VP)
Company Secretary
Parvatheesam Kanchinadham
Head – Legal
Samuel Mani Kalupurakal
Corporate Planning & Business Assurance
Sanjay Purohit (VP)

Legend

EC : Executive Council
HBU : Horizontal Business Unit
IBU : Integrated Business Unit
IC : Infosys Consulting, Inc.
SETLabs : Software Engineering and Technology Labs

Designations

CEO : Chief Executive Officer
COO : Chief Operating Officer
CFO : Chief Financial Officer
SVP : Senior Vice President
AVP : Associate Vice President
VP : Vice President

As of March 31, 2010

Infosys Foundation

Founded in 1996, the Infosys Foundation has been working with partners and organizations to bring lasting change to the underprivileged sections of our society. The Foundation focuses on specific areas of need and extends the necessary aid to institutions and development agencies working on these areas. Through its extensive and sustained efforts, the small but dedicated team of the Foundation has been able to make healthcare accessible, spread education, sponsor the arts and rehabilitate underprivileged communities, especially in the rural and underdeveloped regions of India.

The Foundation focuses on four key areas:

- Social rehabilitation and rural uplift
- Learning and education
- Healthcare
- Arts and culture

Highlights of some of the projects the Foundation was involved in during this fiscal year are:

Learning and education

We believe that accessible education will empower the underprivileged sections of the society in addressing generational poverty. By extending the base of primary, secondary, higher education, vocational and professional learning through public and private agencies, we can empower our people to realize their full potential. Some of the work that the Foundation did in this field are:

- Distributed the Kannada and English illustrated storybook series – Chandamama in 3,158 schools across rural Karnataka
- Assisted the purchase and supply of books to 'book banks' in schools across Karnataka and Andhra Pradesh benefiting over 4,500 of the poorest of poor students
- Awarded scholarships to meritorious students from the economically weaker families at locations where our development centers are located all over India
- Instituted scholarships in various subjects for pursuing PhD at the Gulbarga University and the Harish Chandra Research Institute, Allahabad
- Funded research projects at the Bhandarkar Oriental Institute, Harish Chandra Research Institute and Foundation for Revitalization of Local Health Traditions
- Sponsored school students belonging to weaker sections of society in Tamil Nadu, Orissa, Maharashtra, Andhra Pradesh, Karnataka, Pondicherry and Bihar
- Provided infrastructural support to schools through the construction and maintenance of school buildings, hostels and classrooms in the states of Orissa, Kerala, Maharashtra and Karnataka, and aided the construction of toilets in a Chennai school through SNEHAM, the Infosys employee CSR foundation
- Established science and mathematics laboratories at several locations in Andhra Pradesh
- Donated computers to learning centers in Bangalore run by Prerana, an NGO working towards providing education for the underprivileged
- Instituted prizes in association with the Tata Institute of Fundamental Research for school students who bring medals from the International Science Olympiad
- Encouraged rural teaching fraternity by awarding the "Good Teacher" awards. These awards were instituted to motivate and recognize the efforts of teachers working at schools in rural India having minimal infrastructural facilities
- Provided monetary support for translating and publishing the treatise, Yajnavalkya Smriti with Mitaksara, in association with Gulbarga university
- Provided monetary support for students of the Chennai Mathematical Institute to undergo soft skill development and effective communication skill courses.

Healthcare

Access and affordability are the two biggest challenges in the domain of healthcare in developing countries like India. The Infosys Foundation endeavors to use its resources to meet these challenges. This fiscal year, the Foundation supported the following initiatives and programs:

- Donated corpus funds to various medical service centers, and vehicle and medical equipment to several hospitals in Kerala, Jammu, Bihar and Karnataka
- Supported Multiple Sclerosis Society of India (MSSI), a voluntary organization working with multiple sclerosis patients
- Helped Chittaprakashana Charitable Trust in constructing a rehabilitation centre at H. D. Kote, Karnataka, for homeless, mentally challenged people
- Supported Unnati Centre, an organization dedicated to training and helping underprivileged youth to find employment as paramedics and in other support functions

Arts and culture

Globalization and advances in technology have posed a grave challenge to some of the traditional arts and crafts in India. The Infosys Foundation identifies, nurtures and promotes rare and vanishing folk arts of the country, and supports promising practitioners of fine arts and performing arts through various scholarships and event sponsorships. Some of the initiatives in this field for the last fiscal year are as follows:

- Sponsored theatre activities at Ranga Shankara for a year to promote local drama and street play troupes in India
- Sponsored traditional plays from Maharashtra to support local arts and crafts and provide forums for rural artists to showcase their talent
- Sponsored the publication of "Research and Documentation on Metal Craft of Karnataka" by partnering with the Crafts Council of Karnataka
- Supported the activities of Alva's Education Foundation in Mangalore, an NGO that works for artists from the weaker sections of the society and also help in providing forums to showcase the talent of these artists
- Provided monetary support to old and infirm musicians and painters across India
- Provided a corpus fund to the Bharatiya Vidya Bhavan for its cultural activities in Pune and sponsored the DVD production of Kumaravyasa Bharata Vachana recitation by Mathoor Krishnamurthy

Sports

In India, there is no dearth of promising sportspersons whose careers are nipped in the bud for want of material and infrastructural help. During the last fiscal, the Infosys Foundation helped their cause by:

- Sponsoring four underprivileged athletes to get training at the Usha School of Athletics run by P. T. Usha
- Providing monetary assistance to Geetha Bai, a medal-winner at the national power lifting championships who has to sell flowers to earn a living in Mangalore

Social rehabilitation and rural welfare

The Foundation works closely with NGOs and other developmental organizations to mitigate social inequity and provide aid to the most backward regions of the country. This year, we were involved in the following activities:

- Partnered with the Vanrai Trust in Pune that supports farmers in obtaining crop loans, train them to use scientific farming methodologies for maximizing yield
- Sponsored development programs aimed at uplifting the quality of life of Devadasi women, a socially vulnerable group. Some of the programs include the solar lighting facility at the Vimochana Sangha School in Athani, vocational courses to create employment opportunities, and supporting their children's education
- Donated sewing machines to 500 destitute women in rural Karnataka and Andhra Pradesh and helped them earn a living and lead respectable lives
- Supported the rehabilitation of street children in Delhi, Patna and Kanpur through the NGO, Sathi
- Provided material aid to rehabilitate 1,000 flood-affected families in Karnataka and Andhra Pradesh
- Provided aid to orphanages and physically challenged children in Karnataka, Tamil Nadu and Maharashtra
- Provided aid to the victims of a devastating cyclone in West Bengal in collaboration with the Ramakrishna Mission and Akanksha, the Infosys Bhubaneswar development center CSR team
- Provided monetary support for the families of martyrs of the Indian army
- Empowered over 7,50,000 women in three districts of Karnataka by training them on hygiene, health, nutrition, infant care, livelihood, literacy and sanitation through an experimental program called Jnanavikasa
- Sponsored the airfares of women of Indian origin who faced inhuman treatment at the hands of their employers but were unable to return home for want of money to buy flight tickets

Grants by Infosys Technologies Limited to the Foundation

The grants made during the last three years are as follows:

Financial Year	Grants (in Rs. crore)
2010	31.00
2009	20.00
2008	20.00

Report on environment, health and safety

During the year, we continued to work towards excellence in Health, Safety and Environment. The focus was on strengthening existing systems and seeking ways of introducing new measures in our journey of continual improvement. Our employees at all levels are committed to meeting the set goals and objectives.

OZONE – The Health, Safety and Environmental Management System (HSEMS) at Infosys

Our Ozone initiative aims at meeting and exceeding all the required legal compliance and targets that we have set for ourselves. Through the Ozone initiative, we aim to provide a secure working environment for our employees, protect them, our assets and operations against all risks of injury, loss or damage, from natural calamities and from any other hostile acts. The initiative also strives to keep employees, contractors and our stakeholders informed, trained and committed to our HSE process.

All our development centers in India were recertified as compliant to ISO 140001: 2004 and OHSAS 18001: 2007 during March 2010.

The various initiatives undertaken in the year 2009-10 include:

- **Awareness:** We launched an awareness campaign about our Ozone initiatives among employees, including contractual staff to ensure support and compliance.
- **Energy:** We initiated the implementation of efficient energy controls such as optimization of chillers and UPS. We spearheaded the adoption of best practices in energy conservation initiatives such as introduction of LED lights, installation of energy savers in lighting systems, installation of occupancy sensors. Periodic energy audits and use of energy efficient systems have resulted in conservation of energy to about 8% as compared to the last fiscal year on a per capita basis.
- **Water:** We undertook several initiatives and campaigns for optimal use of water across all our campuses. During the year, water consumption on our campuses increased because of the expansion of infrastructure space at our campuses and also due to the addition of new employees. We have our own sewage treatment plants to recycle and reuse wastewater generated at our campuses every day. Recycled water is used for landscape maintenance at our campuses.
- **Paper:** Paper consumption has been reduced significantly through various initiatives such as access password controlled printing, monitoring and control of printer utilization, building e-modules, and awareness campaigns like zero-print weeks.
- **Carbon emissions:** Our goal is to become carbon neutral. Several energy reduction programs have been initiated, such as campaigns promoting the use of mass transportation and car-pooling among employees. We encourage our employees to use teleconferencing and video conferencing facility to avoid long-distance travel, thus minimizing the impact on the environment. We are actively partnering with policy makers to promote renewable energy in India.
- **Waste management:** A focused approach to solid waste management has resulted in better disposal systems. We have worked on strengthening the process for effective e-waste disposal.
- **Campus design and infrastructure development:** Professionals have been commissioned to design and construct new buildings and modifications to existing facilities to ensure a secure, healthy and environmentally sound performance throughout their operational life. Our quality assurance and inspection systems ensure that facilities meet design and procurement specifications and that construction activities comply with the required regulations and standards.

Health and Safety

Safety is every employee's responsibility and concern. Forums and help lines are provided to our employees to report security incidents and workplace hazards. They are actively involved in suggesting and implementing changes to the HSE policy.

- **Health Assessment and Lifestyle Enrichment (HALE):** The HALE program is a comprehensive and holistic health initiative, customized to an IT environment that innovates constantly in order to cater to the needs of the employees. Through this program, we launch employee engagement campaigns such as interactive portals and quizzes. The comprehensive health and well-being plan includes preventive healthcare options for employees and families, health checks, talks, consultations, fitness-related interventions, and health awareness campaigns. As part of our Safety Week and Health Week, we facilitated master health check-ups and stress relief workshops at all our campuses. We have also established a help line and an online tool, the HALE Tool to provide timely and expert support to our employees and their families on issues related to relationships, personal crises, stress and depression.
- **Risk assessment, disaster recovery & business continuity:** The Phoenix program encapsulates our Business Continuity Plan that addresses three key phases – emergency response, business continuity, and disaster recovery. Periodic mock drills and exercises are carried out under this program to evaluate our preparedness in managing potential disasters. Careful observations are made and analyzed during and after these mock drills. New training material is generated based on past experience.
- **Assessments and reviews:** Periodic reviews and audits of the HSEMS are conducted for evaluating the HSE performance, suitability and effectiveness of processes and programs in achieving the set objectives and targets.

For more details, refer to the Sustainability Report available on our website, www. infosys.com.

Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

The International Financial Reporting Standards (IFRS) have gained significant momentum across the globe. Many countries have adopted IFRS and some of them, including India, are in the process of adopting the same. The U.S. Securities and Exchange Commission (SEC) permits foreign private issuers to file financial statements in accordance with IFRS without any reconciliation with U.S.GAAP. We have fully adopted IFRS as issued by International Accounting Standards Board for our filings with SEC, effective March 31, 2009. Audited IFRS statements are available in our Annual Report on Form 20-F, filed with SEC for the year ended March 31, 2010. The details are also available on our website www.infosys.com.

Australia, France, Germany and United Kingdom have adopted IFRS. We are presenting extracts of the unaudited consolidated financial statements for these countries presented in substantial compliance with IFRS in their respective local currencies. Canada is in the process of adopting IFRS in full with effect from the year 2011. Canadian GAAP financial statements have been presented on the same basis as earlier years. Financial information presented in Japanese GAAP in this annual report has been translated from our audited IFRS financial statements. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The unaudited consolidated Balance Sheets and Income Statements, excluding notes to the financial statements, have been presented by converting the various financial parameters, reported in our consolidated Balance Sheets and Income Statement, into the respective currencies of the above countries. In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, these countries and IFRS.

Corporate governance report – Australia, Canada, France, Germany, Japan and United Kingdom

Australia

ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council (The Council) was formed on August 15, 2002 to develop and deliver an industry-wide, support framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The Council published its First edition - "principles of good corporate governance and best practice recommendations" (First edition) in March 2003. The Council undertook an extensive review of the First edition and issued a revised corporate governance principles and recommendations (Second edition Corporate Governance Guidelines) in August 2007. The corporate governance principles and recommendations of the council

are not mandatory, but Australian listed entities must disclose those principles that are not in compliance and the reasons for non-compliance.

The council proposed eight core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following:

1. Recommendation 2.2: The Chair should be an independent director: The current policy of the Company is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the board functions of governance and management. The Board consists of 14 members, five of whom are executive or full-time directors, one is non-executive and eight are independent directors. Mr. N. R. Narayana Murthy, who is the non-executive member of the Board, is our Chairman and Chief Mentor. Further, Prof. Marti G. Subrahmanyam has been appointed as the lead independent director.

2. Recommendation 5.1: Ensure compliance with ASX listing rule disclosure requirements: We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

3. Recommendation 7.3: Declaration in relation to the listed entity's financial statements by Chief Executive Officer (CEO) and Chief Financial Officer (CFO) provided in accordance with section 295A of the Corporation Act: We are not listed on the Australian Stock Exchange and hence this recommendation is not applicable to the company. However, our CEO and CFO provide necessary certifications with respect to the company's financial statements and internal controls. The certification is provided in compliance with the Indian and U.S. regulatory requirements.

Canada

Corporate governance: A guide to good disclosure, issued by the Toronto Stock Exchange.

In December 2003, the Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines. These guidelines were updated in January 2006.

We substantially comply with all the recommendations.

France

La gouvernance d'entreprise des sociétés cotées – Décembre 2008

Les principes de la gouvernance d'entreprise des sociétés cotées tirent leur origine des rapports VIENOT de juillet 1995 et juillet 1999, des rapports BOUTON de septembre 2002, janvier 2007 et octobre 2008 sur les recommandations concernant la rémunération des dirigeants des sociétés cotées. Cet ensemble de recommandations fut préparé par des groupes de travail de l'Association Française des Entreprises Privées (AFEP) et le Mouvement des Entreprises de France (MEDEF). Cette « consolidation » des travaux menés par des présidents de grandes sociétés françaises constitue une réponse à la communication de la Commission Européenne sur la gouvernance d'entreprise et le droit des sociétés, qui préconise que chaque Etat membre désigne un code de référence auquel les sociétés devront se conformer ou expliquer en quoi leurs pratiques diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre société se conforme strictement à ces recommandations, à l'exception des points ci-dessous :

7.1 La représentation des salariés et des salariés actionnaires - La politique actuelle de la société est d'avoir 14 membres au conseil. Dans ce conseil, 8 sont des directeurs indépendants, 1 un directeur non-cadre et 5 des directeurs cadres. De ces directeurs cadres, 3 sont des directeurs fondateurs et 2 sont des directeurs employés.

14.2.1. Revue des comptes par un comité d'audit - La société a un comité d'audit qui comprend 4 directeurs indépendants. Tous les membres du comité sont des financiers et un membre est l'expert financier. Le comité se réunit au moins une fois chaque trimestre (un jour avant la réunion du conseil d'administration) pour revoir et examiner les états financiers.

17. Déontologie pour les directeurs - La législation locale des entreprises ne demande pas que les directeurs détiennent personnellement des actions de la société. Cependant, la plupart des directeurs, excepté un, détiennent personnellement des parts de la société.

Germany

Deutscher Corporate Governance Kodex, in der Fassung vom 18. Juni 2009

Der Deutsche Corporate Governance Kodex beinhaltet ein Regelwerk für den Vorstand und den Aufsichtsrat von in Deutschland börsennotierten Unternehmen. Diese Regeln dienen der Verbesserung der Transparenz und dem Verständnis des deutschen Corporate Governance Systems. Der Kodex soll bei internationalen und nationalen Investoren, Kunden, Mitarbeitern und der Öffentlichkeit das Vertrauen in den Vorstand und den Aufsichtsrat börsennotierter Unternehmen fördern.

Dieser Kodex gibt Empfehlungen. Die Gesellschaft beachtet die Empfehlungen der Regierungskommission, mit folgenden Abweichungen:

Empfehlungen 3, 4 und 5 – Das duale Führungssystem von Gesellschaften – Die Gesellschaft hat ein einheitliches Leitungsorgan, das mit geschäftsführenden und überwachenden Funktionen ausgestattet ist. Derzeit besteht das einheitliche Leitungsorgan aus 14 Direktoren, davon sind 5 geschäftsführende Direktoren (Geschäftsführer), 1 nicht geschäftsführender Direktor und 8 überwachende Direktoren.

Japan

日本

日本におけるコーポレート・ガバナンスに関する問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については金融商品取引法および開示に関する内閣府令等）および株式会社東京証券取引所の上場会社コーポレート・ガバナンス原則（同原則の尊重が有価証券上場規程第445条の2で規定されている。同原則は、http://www.tse.or.jp/rules/cg/principles/index.html にて入手可能）が対処している。金融商品取引法、関係内閣府令および上場会社コーポレート・ガバナンス原則は、インフォシス・テクノロジー・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

United Kingdom

The combined code on corporate governance supersedes and replaces the combined code issued in 2003. It follows a review by the Financial Reporting Council of the implementation of the code in 2007 and subsequent consultation on possible amendments to the code. This new code is applicable for reporting years beginning on or after June 29, 2008.

We substantially comply with all recommendations of the combined code except for the following:

1. Code A.3.1 – Board balance and independence: The independent directors annually affirm their independence as per the definition of the Indian and U.S. listing rules. The Board of Directors also annually determines the independence of these directors. The local listing rules too prescribe a maximum tenure of nine years for an independent director to serve on a company's board. The rule was effective January 2006. None of our independent directors have served for more than nine years from the date of the rule becoming effective.

2. Code A.5.1 – Induction on joining the board: All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks and risk management strategy.

   The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

3. Code B.1.4 – Remuneration Policy: The Company has a policy to allow its executive directors to serve on the board of two other business entities with the prior consent of the Chairperson of the Board of Directors. Remuneration earned by virtue of such board membership is retained by the directors concerned.

4. Code D1 – Dialogue with institutional investors: Our communication policy addresses the needs of all investors. We use various forums to communicate with our investors and share long-term and short-term plans, as well as our corporate

strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.

5. D.1.1. and D.1.2: The CEO, COO, CFO, members of the Executive Council and the Investor Relations team meet investors on a regular basis to understand their views/perspectives. The Company also has a practice of conducting analyst meets both in India and overseas. Views obtained from investors/analysts during the course of such meetings are communicated to the Board of Directors at the ensuing board meeting

The financial information provided in this section is unaudited. Financial information presented in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements presented in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the 'Audited Indian GAAP financial statements' section and the 'Corporate governance report' of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data.

Financial information presented in substantial compliance with Australian Accounting Standards Board (AASB)

Consolidated Balance Sheets (unaudited) as of March 31,

Australian Dollar (AUD) in million, except share data

	2010	2009
Assets		
Cash and cash equivalents	2,943	3,138
Available-for-sale financial assets	621	–
Investments in certificates of deposit	289	–
Trade receivables	849	1,048
Unbilled revenue	204	214
Derivative financial instruments	23	–
Prepayments and other assets	156	117
Total current assets	5,085	4,517
Property, plant and equipment	1,079	1,332
Intangible assets	213	205
Deferred tax assets	85	117
Income tax assets	161	79
Other non-current assets	84	76
Total non-current assets	1,622	1,809
Total assets	6,707	6,326
Liabilities		
Trade payables	2	7
Derivative financial instruments	–	32
Current tax payable	176	167
Client deposits	2	1
Unearned revenue	129	94
Employee benefits	32	30
Provisions	20	26
Other current liabilities	415	420
Total current liabilities	776	777
Deferred tax liabilities	28	–
Employee benefits	41	54
Other non-current liabilities	14	15
Total non-current liabilities	83	69
Total liabilities	859	846
Net assets	5,848	5,480
Equity		
Share capital – 600,000,000 equity shares authorized, issued and outstanding 570,991,592 and 572,830,043 as at March 31, 2010 and March 31, 2009, respectively (including share premium)	836	1,052
Retained earnings	5,030	5,239
Other components of equity	(18)	(811)
Total equity attributable to equity holders of the company	5,848	5,480

Consolidated Statements of Comprehensive Income (unaudited) for the years ended March 31

Australian dollar (AUD) in million, except share data

	2010	2009
Revenues	5,654	5,988
Cost of sales	3,235	3,466
Gross profit	2,419	2,522
Operating expenses		
Selling and marketing expenses	295	307
Administrative expenses	405	451
Operating profit	1,719	1,764
Other income, net	246	130
Profit before income tax	1,965	1,894
Income tax expense	419	249
Net Profit	1,546	1,645
Other Comprehensive income		
Reversal of impairment loss on available-for-sale financial asset	2	–
Gain transferred to net profit on sale of available-for-sale financial asset	(1)	–
Unrealized holding gains on available-for-sale financial asset	7	–
Exchange differences on translating foreign operations	793	(1,132)
Total other comprehensive income	801	(1,132)
Total Comprehensive income for the year	2,347	513
Profit attributable to :		
Owners of the company	1,546	1,645
Non-controlling interest	–	–
Profit for the year	1,546	1,645
Total comprehensive income attributable to:		
Owners of the company	2,347	513
Non- controlling interest	–	–
Total comprehensive income for the year	2,347	513
Earnings per equity share		
Basic (AUD)	2.71	2.89
Diluted (AUD)	2.71	2.88
Weighted average number of shares used in computing earnings per equity share		
Basic	570,475,923	569,656,611
Diluted	571,116,031	570,629,581

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*

2. *Exchange rates (1 AUD =)*

in Rs.

	2010	2009
Average rate	40.30	36.24
Period end rate	41.16	35.03

Financial information presented in substantial compliance with GAAP requirements of Canada

Consolidated Balance Sheets (unaudited) as of March 31,

Canadian dollars (CAD) in million, except share data

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	2,742	2,712
Investments in liquid mutual fund units	578	–
Investments in certificate of deposits	269	–
Trade accounts receivable	791	906
Unbilled revenue	190	185
Prepaid expenses and other current assets	167	101
Total current assets	4,737	3,904
Property, plant and equipment	1,005	1,151
Goodwill	186	169
Intangible assets, net	12	9
Deferred tax assets	79	101
Advance income taxes	150	68
Other assets	78	65
Total assets	6,247	5,467
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	2	6
Income taxes payable	164	144
Client deposits	2	1
Unearned revenue	120	81
Other current liabilities	660	662
Total current liabilities	948	894
Non-current liabilities		
Deferred income tax liabilities	26	–
Other non-current liabilities	52	60
Parent company stockholders' equity		
Common stock, INR Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding – 570,991,592 and 572,830,043 as of March 31, 2010 and March 31, 2009 respectively	73	73
Additional paid-in capital	705	841
Accumulated other comprehensive income	(397)	(179)
Retained earnings	4,840	3,778
Total parent company stockholder's equity	5,221	4,513
Non-controlling interest	–	–
Total equity	5,221	4,513
Total liabilities and stockholders' equity	6,247	5,467

Consolidated statement of earnings and retained earnings (unaudited) for the years ended March 31,

Canadian dollars (CAD) in million, except share data

	2010	2009
Sales	5,232	5,250
Cost of sales	2,994	3,039
Gross margin	2,238	2,211
Expenses		
Selling, general and administration expenses	648	664
Income from operations	1,590	1,547
Provision for investments	(1)	–
Interest and other income	215	114
Gain on sale of long term investment	12	–
Earnings before income taxes	1,818	1,661
Provision for income taxes	388	219
Net earnings before non-controlling interest	1,430	1,442
Non-controlling interest	–	–
Net earnings after non-controlling interest	1,430	1,442
Cash dividend declared	379	363
	1,051	1,079
Retained earnings, beginning of the year	3,778	2,699
Reserves on consolidation of trusts[1]	11	–
Retained earnings, end of the year	4,840	3,778
Earnings per share		
Net earnings		
Basic (CAD)	2.51	2.53
Fully diluted (CAD)	2.50	2.53
Weighted average number of shares		
Basic	570,475,923	569,656,611
Fully diluted	571,116,031	570,629,581

[1] *Effective fiscal 2010 treasury shares held by controlled trusts were consolidated*

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated other comprehensive income*

2. *Exchange rate (1 CAD =)*

in Rs.

	2010	2009
Average rate	43.55	41.34
Period end rate	44.18	40.53

Etats financiers préparés en conformité avec les normes IFRS (International Financial Reporting Standards) – France

Bilan consolidé (non-audité) au 31 Mars,

en millions d'euros, sauf résultat par action

	2010	2009
ACTIF		
Actif circulant		
Disponibilités	2,004	1,630
Valeurs mobilières de placement	423	–
Certificats de dépôt	197	–
Clients	578	545
Factures à établir	139	111
Instruments financiers dérivés	16	–
Charges constatés d'avance et autres actifs circulants	105	61
Total actif circulant	3,462	2,347
Actif non-circulant		
Installations techniques, matériels et outillages industriels	735	692
Fonds de commerce	136	102
Immobilisations incorporelles	9	5
Impôt différé actif	58	61
Impôt sur les sociétés actif	110	41
Autre actif non-circulant	56	38
Total actif non-circulant	1,104	939
Total actif	4,566	3,286
PASSIF ET CAPITAUX PROPRES		
Passif circulant		
Fournisseurs	1	4
Instruments financiers dérivés	–	17
Impôt sur les sociétés passif	120	86
Acompte clients	1	1
Produits constatés d'avance	88	49
Avantages des salariés obligatoires	22	16
Provisions	13	14
Autre passif circulant	282	218
Total passif circulant	527	405
Passif non-circulant		
Impôt différé passif	19	–
Avantages des salariés obligatoires	28	28
Autre passif non-circulant	10	8
Total passif	584	441
Capitaux propres		
Capital - Rs.5/- par valeur 600,000,000 actions autorisées, émises et comprises 570,991,592 et 572,830,043 jusqu'au 31 mars 2010 et 31 mars 2009, respectivement	48	48
Prime d'émission	515	505
Report à nouveau	3,425	2,721
Autres capitaux propres	(6)	(429)
Total des capitaux propres attribué à la part groupe	3,982	2,845
Total passif et capitaux propres	4,566	3,286

Compte de résultat consolidé des éléments latents (non-audité) pour les années finissant au 31 Mars

en millions d'euros, sauf résultat par action

	2010	2009
Produits	3,400	3,311
Coûts des ventes	1,945	1,917
Résultat brut	1,455	1,394
Charges d'exploitation :		
Coût des ventes et de marketing	178	170
Charges administratives	243	249
Total des charges d'exploitation	421	419
Résultat d'exploitation	1,034	975
Autres produits, net	148	72
Résultat avant impôt	1,182	1,047
Impôt sur les bénéfices	252	138
Résultat net	930	909
Autre résultat – Eléments latents		
Extourne des pertes de valeur des immobilisations financières disponibles	1	–
Gain transféré au résultat net sur les ventes des immobilisations financières	(1)	–
Gain latent sur les immobilisations financières disponibles, net de l'impact de l'impôt de 2 millions d'euros	4	–
Différence de change	423	(611)
Total autre résultat – Eléments latents	427	(611)
Total résultat élément latent	1,357	298
Résultat attribué à :		
Part du groupe	930	909
Intérêts minoritaires	–	–
	930	909
Total résultat élément latent attribué à :		
Part du groupe	1,357	298
Intérêts minoritaires	–	–
	1,357	298
Résultat par action		
Base (Euro)	1.63	1.60
Dilué (Euro)	1.63	1.59
Nombre moyen pondéré d'actions		
Base	570,475,923	569,656,611
Dilué	571,116,031	570,629,581

Notes :

1. *La devise fonctionnelle de la société est la roupie indienne. Ces états financiers ont été présentés en convertissant les produits et les charges avec un taux moyen pendant l'année ; l'actif circulant, le passif circulant, les installations techniques, les matériels et outillages industriels, les emprunts à long terme, avec un taux à la fin de l'année ; et toutes les augmentations des capitaux propres, avec un taux moyen pour l'année. La différence obtenue avec la conversion est comptabilisée dans les autres capitaux propres.*

2. *Taux de change (1 euro=)*

en Rs.

	2010	2009
Taux moyen	67.02	65.54
Taux à la fin de l'année	60.45	67.44

Der Abschluss wurde im wesentlichen in Übereinstimmung mit IFRS (International Financial Reporting Standards) aufgestellt – Deutschland

Konsolidierte Bilanz (ungeprüft) zum 31. März

in Mio. Euro, ohne Angaben zu Aktien

	2010	2009
Aktiva		
Kurzfristige Vermögenswerte		
Zahlungsmittel und Zahlungsmitteläquivalente	2,004	1,630
Kurzfristig veräußerbare Geldanlagen	423	–
Verbriefte Schuldverschreibungen	197	–
Forderungen aus Lieferungen und Leistungen	578	545
Noch nicht abgerechnete Fertigungsaufträge	139	111
Derivative Finanzinstrumente	16	–
Vorauszahlungen und sonstiges Vermögenswerte	105	61
Summe kurzfristige Vermögenswerte	3,462	2,347
Langfristige Vermögenswerte		
Sachanlagen	735	692
Geschäfts- und Firmenwert	136	102
Immaterielle Vermögenswerte	9	5
Latente Steuern	58	61
Ertragsteuerforderungen	110	41
Sonstige langfristige Vermögenswerte	56	38
Summe langfristige Vermögenswerte	1,104	939
Summe Aktiva	4,566	3,286
Kurzfristige Schulden		
Verbindlichkeiten aus Lieferungen und Leistungen	1	4
Derivative Finanzinstrumente	–	17
Ertragsteuerverbindlichkeiten	120	86
Erhaltene Anzahlungen	1	1
Verbindlichkeiten aus Fertigungsaufträgen	88	49
Verbindlichkeiten aus Sozialleistungsverpflichtungen	22	16
Rückstellungen	13	14
Sonstige Verbindlichkeiten	282	218
Summe kurzfristige Schulden	527	405
Langfristige Schulden		
Passive latente Steuern	19	–
Bonusverpflichtungen gegenüber Arbeitnehmern	28	28
Langfristige Verbindlichkeiten	10	8
Summe langfristige Schulden	584	441
Eigenkapital		
Gezeichnetes Kapital - 600.000.000 Aktien im Nennwert von 5,00 Rs. sind genehmigt, zum 31. März 2010		
570.991.592 (i.Vj. 572.830.043) ausgegeben und im Umlauf befindlich	48	48
Aufgeld	515	505
Gewinnvortrag	3,425	2,721
Sonstige Teile des Eigenkapitals	(6)	(429)
Gesamtes Eigenkapital der Anteilseigner der Gesellschaft	3,982	2,845
Summe Passiva	4,566	3,286

Konsolidierte Aufstellung der im Eigenkapital erfassten Aufwendungen und Erträge (ungeprüft) für die zum 31. März endenden Geschäftsjahre,

in Mio. Euro, ohne Angaben zu Aktien

	2010	2009
Umsatzerlöse	3,400	3,311
Umsatzkosten	1,945	1,917
Bruttoergebnis vom Umsatz	1,455	1,394
Betriebsaufwand		
Vertriebskosten	178	170
Allgemeine Verwaltungskosten	243	249
Summe operative Aufwendungen	421	419
Betriebsergebnis	1,034	975
Sonstige betriebliche Erträge / (Aufwendungen)	148	72
Ergebnis vor Steuern und Minderheiten	1,182	1,047
Steuern vom Einkommen und Ertrag	252	138
Periodenergebnis	930	909
Übrige ergebnisneutral im Eigenkapital erfasste Aufwendungen und Erträge		
Umkehrung des Verlusts aus der Abwertung von kurzfristig veräußerbaren Geldanlagen	1	–
Übertragung des Gewinns auf den Gewinn aus der Veräußerung von kurzfristig veräußerbaren Geldanlagen	(1)	–
Unrealisierte Gewinne aus kurzfristig veräußerbaren Geldanlagen nach Abzug von € 2 mio. Steuern	4	–
Wechselkursdifferenzen aus der Umrechnung von Auslandsgeschäften	423	(611)
Gesamte übrige ergebnisneutral im Eigenkapital erfasste Aufwendungen und Erträge	427	(611)
Gesamte ergebnisneutral im Eigenkapital erfasste Aufwendungen und Erträge	1,357	298
Zuordnung zu:		
Anteilseigner der Gesellschaft	930	909
Minderheitenanteile	–	–
Periodenergebnis	930	909
Gesamte ergebnisneutral im Eigenkapital erfasste Aufwendungen und Erträge zugeordnet zu:		
Anteilseigner der Gesellschaft	1,357	298
Minderheitenanteile	–	–
	1,357	298
Ergebnis je Aktie		
Unverwässert (Euro)	1.63	1.60
Verwässert (Euro)	1.63	1.59
Gewichtete durchschnittliche Anzahl an Aktien für die Berechnung des Ergebnisses je Aktie		
Unverwässert	570,475,923	569,656,611
Verwässert	571,116,031	570,629,581

Anmerkungen:

1. *Die funktionale Währung der Gesellschaft ist die indische Rupie. Für die Erstellung dieses Abschlusses wurden Aufwendungen und Erlöse während des Jahres zum Durchschnittskurs umgerechnet; Umlaufvermögen, kurzfristige Verbindlichkeiten, Anlagevermögen und langfristige Darlehen zum Stichtagskurs am Wirtschafsjahresende; Wertsteigerungen des Gesellschaftskapitals mit dem Durchschnittskurs. Der aufgrund der Währungsumrechnung entstehende Unterschiedsbetrag wird unter dem Posten 'Sonstiges Eigenkapital' ausgewiesen.*

2. Verwendete Umrechnungskurse (1 Euro =)

in Rs.

	2010	2009
Durchschnittskurs	67.02	65.54
Stichtagskurs	60.45	67.44

Financial information presented in substantial compliance with IFRS (International Financial Reporting Standards) – Japan

インフォシス・テクノロジーズ・リミテッドおよび子会社
連結貸借対照表　3月31日現在

(単位：百万円（１株当たりデータを除く。))

	2010年3月31日現在	2009年3月31日現在
資産		
流動資産		
現金および現金同等物	251,022	201,618
売却可能金融資産	52,940	–
譲渡性預金証書投資	24,656	–
売上債権	72,385	67,361
未収収益	17,398	13,770
デリバティブ金融商品	1,954	–
前払費用およびその他の資産	13,305	7,536
流動資産合計	433,660	290,285
非流動資産		
有形固定資産	92,017	85,597
のれん	17,026	12,560
無形固定資産	1,116	651
繰延税金資産	7,257	7,536
法人税資産	13,770	5,024
その他非流動資産	7,164	4,839
非流動資産合計	138,350	116,207
資産合計	572,010	406,492
負債および資本		
流動負債		
仕入債務	186	465
デリバティブ金融商品	–	2,047
未払法人税	14,979	10,700
顧客預り金	186	93
繰延収益	10,979	6,048
従業員給付債務	2,698	1,954
引当金	1,675	1,675
その他流動負債	35,355	26,982
流動負債合計	66,058	49,964
非流動負債		
繰延税金負債	2,419	–
従業員給付債務	3,536	3,442
その他非流動負債	1,209	1,022
負債合計	73,222	54,428
資本		
普通株式　1株の額面金額　16円 授権株式数　600,000,000株 発行済株式数 2010年3月31日現在570,991,592株 2009年3月31日現在572,830,043株	5,955	5,955
資本剰余金	64,570	62,523
利益剰余金	429,007	336,619
その他の資本の構成物	(744)	(53,033)
当社株主帰属資本合計	498,788	352,064
負債および資本合計	572,010	406,492

インフォシス・テクノロジーズ・リミテッドおよび子会社
連結包括利益計算書　3月31日終了年度

（単位：百万円（１株当たりデータを除く。））

	2010年	2009年
収益	446,964	433,846
売上原価	255,767	251,115
売上総利益	191,197	182,731
営業費用：		
販売費およびマーケティング費	23,353	22,237
一般管理費	32,006	32,657
営業費用合計	55,359	54,894
営業利益	135,838	127,837
その他の収益純額	19,445	9,397
税引前利益	155,283	137,234
法人税費用	33,122	18,050
当期純利益	122,161	119,184
その他包括利益		
売却可能金融資産減損損失戻入れ	186	–
当期純利益に振替えられた売却可能金融資産売却益	(93)	–
売却可能金融資産未認識保有益（18,608百万円の税効果控除後）	558	–
海外業務の為替換算差損益	51,637	(81,038)
その他包括利益合計	52,288	(81,038)
包括利益合計	174,449	38,146
以下に帰属する当期純利益：		
当社株主	122,161	119,184
非支配持分	–	–
	122,161	119,184
以下に帰属する包括利益合計：		
当社株主	174,449	38,146
非支配持分	–	–
	174,449	38,146
1株当たり当期純利益		
基本的（単位：円）	214	209
希薄化後（単位：円）	214	209
1株当たり当期純利益の算定に使用した加重平均発行済株式数		
基本的	570,475,923	569,656,611
希薄化後	571,116,031	570,629,581

注：上記財務情報中の円金額は、2010年3月31日に株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である１米ドル＝93.04円により米ドル金額から円金額に換算されている

Financial information presented in substantial compliance with IFRS (International Financial Reporting Standards) – United Kingdom

Consolidated Balance Sheet (unaudited) as of March 31,

United Kingdom Pound Sterling (GBP) in million except share data

	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	1,783	1,516
Available-for-sale financial assets	376	–
Investments in certificates of deposit	175	–
Trade receivables	514	507
Unbilled revenue	124	104
Derivative financial instruments	14	–
Prepayments and other assets	93	57
Total current assets	3,079	2,184
Non-current assets		
Property, plant and equipment	653	644
Goodwill	121	94
Intangible assets	8	5
Deferred income tax assets	52	57
Income tax assets	98	38
Other non-current assets	50	35
Total non-current assets	982	873
Total assets	4,061	3,057
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	1	3
Derivative financial instruments	–	15
Current income tax liabilities	106	80
Client deposits	1	1
Unearned revenue	78	45
Employee benefit obligations	19	15
Provisions	12	13
Other current liabilities	251	203
Total current liabilities	468	375
Non-current liabilities		
Deferred income tax liabilities	17	–
Employee benefit obligations	25	26
Other non-current liabilities	9	8
Total liabilities	519	409
Equity		
Share premium	459	470
Retained earnings	3,046	2,531
Other components of equity	4	(386)
Total equity attributable to equity holders of the company	3,542	2,648
Total liabilities and equity	4,061	3,057

Consolidated Statements of Comprehensive Income (unaudited) for the years ended March 31,

United Kingdom Pound Sterling (GBP) in million except share data

	2010	2009
Revenues	3,008	2,767
Cost of sales	1,721	1,602
Gross profit	1,287	1,165
Operating expenses:		
Selling and marketing expenses	157	142
Administrative expenses	215	208
Total operating expenses	372	350
Operating profit	915	815
Other income, net	131	60
Profit before income taxes	1,046	875
Income tax expense	223	115
Net profit	823	760
Other comprehensive income		
Reversal of impairment loss on available-for-sale financial asset	1	–
Gain transferred to net profit on sale of available-for-sale financial asset	(1)	–
Unrealized holding gains on available-for-sale financial asset , net of tax effect of GBP 1 million	4	–
Exchange differences on translating foreign operations	390	(536)
Total other comprehensive income	394	(536)
Total comprehensive income	1,217	224
Profit attributable to:		
Owners of the company	823	760
Non-controlling interest	–	–
	823	760
Total comprehensive income attributable to:		
Owners of the company	1,217	224
Non-controlling interest	–	–
	1,217	224
Earnings per equity share		
Basic (GBP)	1.44	1.33
Diluted (GBP)	1.44	1.33
Weighted average equity shares used in computing earnings per equity share		
Basic	570,475,923	569,656,611
Diluted	571,116,031	570,629,581

Note:

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*

2. Exchange rates (1 GBP=)

in Rs.

	2010	2009
Average rate	75.74	78.43
Period end rate	67.96	72.49

Extract of audited IFRS financial statements (USD)

Financial statements included in our annual filing with the U.S. Securities and Exchange Commission (SEC) in the Form 20-F have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.

As in the previous year we will be availing NASDAQ's rule amendment which allows a company to furnish its annual reports to its ADS holders on its website in lieu of physical distribution. Accordingly the annual report and the filing with the SEC in the Form 20-F is available on our website www.infosys.com. However, a physical copy will be made available to shareholders on request.

The extract of the audited Balance Sheet and Statement of Comprehensive Income as per IFRS is provided here under:

Consolidated Balance Sheets as of March 31,

United States Dollar (US $) in million, except share data

	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	2,698	2,167
Available-for-sale financial assets	569	–
Investment in certificates of deposit	265	–
Trade receivables	778	724
Unbilled revenue	187	148
Derivative financial instruments	21	-
Prepayments and other current assets	143	81
Total current assets	4,661	3,120
Non-current assets		
Property, plant and equipment	989	920
Goodwill	183	135
Intangible assets	12	7
Deferred income tax assets	78	81
Income tax assets	148	54
Other non-current assets	77	52
Total non-current assets	1,487	1,249
Total assets	6,148	4,369
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	2	5
Derivative financial instruments	–	22
Current income tax liabilities	161	115
Client deposits	2	1
Unearned revenue	118	65
Employee benefit obligations	29	21
Provisions	18	18
Other current liabilities	380	290
Total current liabilities	710	537
Non-current liabilities		
Deferred income tax liabilities	26	–
Employee benefit obligations	38	37
Other non-current liabilities	13	11
Total liabilities	787	585
Equity		
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 570,991,592, net of treasury shares and 572,830,043 as of March 31, 2010 and 2009, respectively	64	64
Share premium	694	672
Retained earnings	4,611	3,618
Other components of equity	(8)	(570)
Total equity attributable to equity holders of the company	5,361	3,784
Total liabilities and equity	6,148	4,369

Consolidated Statements of Comprehensive Income for the years ended March 31,

United States Dollar (US $) in million, except share data

	2010	2009
Revenues	4,804	4,663
Cost of sales	2,749	2,699
Gross profit	2,055	1,964
Operating expenses:		
Selling and marketing expenses	251	239
Administrative expenses	344	351
Total operating expenses	595	590
Operating profit	1,460	1,374
Other income, net	209	101
Profit before income taxes	1,669	1,475
Income tax expense	356	194
Net profit	1,313	1,281
Other comprehensive income		
Reversal of impairment loss on available-for-sale financial asset	2	–
Gain transferred to net profit on sale of available-for-sale financial asset	(1)	–
Unrealized holding gains on available-for-sale financial asset, net of tax effect of $2 million	6	–
Exchange differences on translating foreign operations	555	(871)
Total other comprehensive income	562	(871)
Total comprehensive income	1,875	410
Profit attributable to:		
Owners of the company	1,313	1,281
Non-controlling interest	–	–
	1,313	1,281
Total comprehensive income attributable to:		
Owners of the company	1,875	410
Non-controlling interest	–	–
	1,875	410
Earnings per equity share		
Basic ($)	2.30	2.25
Diluted ($)	2.30	2.25
Weighted average equity shares used in computing earnings per equity share		
Basic	570,475,923	569,656,611
Diluted	571,116,031	570,629,581

Note:

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholder's equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*

2. Exchange rates (1 US $ =)

in Rs.

	2010	2009
Average rate	47.43	46.54
Period end rate	44.90	50.72

www.infosys.com